FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  March, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 8th, 2013	By:	/s/ Carlos Ulecia Palacios
Name: Carlos Ulecia Palacios
Title: Deputy Secretary of the Board of Directors

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED COMPANIES

DATA IDENTIFYING ISSUER

FINANCIAL YEAR 31.12.2012

TAX ID CODE: A-28297059

Corporate Name:

PROMOTORA DE INFORMACIONES, S.A.

(Free translation from the original in Spanish language)

A OWNERSHIP STRUCTURE

A.1. Complete the following table concerning the company's share capital:

Date Last Modified	Share Capital (€)	Number of Shares	Number of Voting Rights
28/12/2012	99,132,289.90	991,322,899	651,054,490

Indicate whether there are different classes of shares having different rights:

YES

Class	Number of Shares	Unit par value	Unit number of voting rights	Different Rights
Class A	651,054,490	0.10	1	Ordinary Shares
Class B	340,268,409	0.10	0	Convertible non-voting shares (See section G)

A.2. Indicate the direct or indirect owners of significant holdings in your organization at the end of the financial year, excluding Board Members:

Shareholder's Name	Number of Direct Voting Rights	Number of Indirect Voting Rights (*)	Total % of Voting Rights
RUCANDIO, S.A.	0	221,591,841	34.036
UBS AG	25,872,175	4,712	3.975
BH STORES IV, B..V	22,571,198	0	3.467
BNP PARIBAS, SOCIETE ANONYME	15,143,403	0	2.326
INMOBILIARIA CARSO, S.A. DE C.V	8,665,000	6,030,000	2.257

Indirect Shareholder's Name	Through: direct Shareholder's Name	Number of direct Voting Rights	Total % of Voting Rights
RUCANDIO, S.A.	ASGARD INVERSIONES, SLU	17,487,164	2.686
RUCANDIO, S.A.	OTNAS INVERSIONES, S.L.	93,000,000	14.285
RUCANDIO, S.A.	PROMOTORA DE PUBLICACIONES, S.L.	77,248,921	11.865
RUCANDIO, S.A.	RUCANDIO INVERSIONES SICAV, S.A.	339,094	0.052
RUCANDIO, S.A.	TIMON, S.A.	7,928,140	1.218

Indicate the most significant changes in shareholder structure during the financial year:

Shareholder's Name	Date of Transaction	Description of Transaction
HSBC HOLDINGS PLC	13/12/2012	dropped from 3% of share capital
HSBC HOLDINGS PLC	24/09/2012	reached 3% of share capital
ASSET VALUE INVESTORS LIMITED	05/01/2012	dropped from 3% of share capital
DAIWA SECURITIES GROUP INC	15/03/2012	dropped from 3% of share capital
DAIWA SECURITIES GROUP INC	01/03/2012	dropped from 5% of share capital
BANK OF AMERICA CORPORATION	19/03/2012	dropped from 3% of share capital
BANK OF AMERICA CORPORATION	01/03/2012	reached 3% of share capital
BANK OF AMERICA CORPORATION	04/01/2012	dropped from 3% of share capital
UBS AG	10/08/2012	reached 3% of share capital
UBS AG	13/08/2012	dropped from 3% of share capital
UBS AG	25/10/2012	reached 3% of share capital
UBS AG	02/11/2012	dropped from 3% of share capital
UBS AG	16/11/2012	reached 3% of share capital
UBS AG	21/11/2012	dropped from 3% of share capital
UBS AG	23/11/2012	reached 3% of share capital
UBS AG	28/11/2012	reached 5% of share capital
UBS AG	30/11/2012	dropped from 5% of share capital
UBS AG	17/12/2012	dropped from 3% of share capital
UBS AG	20/12/2012	reached 3% of share capital
DEUTSCHE BANK AG	05/10/2012	dropped from 3% of share capital
DEUTSCHE BANK AG	24/09/2012	reached 3% of share capital
DEUTSCHE BANK AG	09/07/2012	dropped from 3% of share capital
RUCANDIO, S.A.	03/01/2012	reached 40% of share capital
RUCANDIO, S.A.	24/07/2012	dropped from 40% of share capital
RUCANDIO, S.A.	05/12/2012	dropped from 35% of share capital

A.3. Complete the following tables concerning members of the Board of Directors who hold voting rights in the Company:

Director's Name	Number of Direct Voting Rights	Number of Indirect Voting Rights (*)	Total % of Voting Rights

JUAN LUIS CEBRIÁN ECHARRI	3,698,521	1,461,143	0.793
MANUEL POLANCO MORENO	49,252	65,266	0.018
FERNANDO ABRIL-MARTORELL	1,065,211	0	0.164
AGNES NOGUERA BOREL	68,754	500	0.011
ALAIN MINC	104,003	0	0.016
ARIANNA HUFFINGTON	400	0	0.000
BORJA JESÚS PÉREZ ARAUNA	76,654	40,350	0.018
EMMANUEL ROMAN	77,333	0	0,012
ERNESTO ZEDILLO PONCE DE LEON	77,225	0	0.012
GREGORIO MARAÑÓN BERTRÁN DE LIS	68,729	493,088	0.086
HARRY SLOAN	127,333	0	0.020
JOSE LUIS LEAL MALDONADO	10,000	0	0.002
JUAN ARENA DE LA MORA	83,653	0	0.013
MARTIN FRANKLIN	13,789,341	0	2.118
MATIAS CORTES DOMÍNGUEZ	121,865	0	0.019
NICOLAS BERGGRUEN	77,333	22,571,198	3.479

(*Through):

Name or Corporate Name of the indirect holder	Name or Corporate Name of the direct holder	Number of Direct Voting Rights	Total % of Voting Rights
NICOLAS BERGGRUEN	BH STORES IV, B.V	22,571,198	3.467

Total % of Voting Rights controlled by the Board of Directors	6.778

Complete the following table concerning Members of the Board of Directors holding stock options in the Company:

Director's Name	Number of Direct Stock Options	Number of Indirect Stock Options	Number of Equivalent Shares	Total % of Voting Rights

JUAN LUIS CEBRIAN ECHARRI	18,752	1,366,482	1,385,234	0.213
MANUEL POLANCO MORENO	30,676	71,792	102,468	0.016
AGNES NOGUERA BOREL	110	550	660	0.000
BORJA PEREZ ARAUNA	8,800	44,385	53,185	0.008
GREGORIO MARAÑON Y BERTRAN DE LIS	82	538,692	538,774	0.083
JUAN ARENA DE LA MORA	16,498	0	16,498	0.003
MARTIN FRANKLIN	20,314,092	0	20,314,092	3.12
MATIAS CORTES DOMINGUEZ	82	0	82	0.000
NICOLAS BERGGRUEN	0	33,438,840	33,438,840	5.136

A.4. Indicate, if applicable, any family, commercial, contractual or corporate relationships existing between the owners of significant shareholdings that are known to the Company, unless they are irrelevant or derive from ordinary commercial transactions:

Type of Relationship
Corporate
Brief Description:
Rucandio, S.A. controls directly 56.53% of the share capital of Timón, S.A.

Names of the Related Persons or Entities
TIMON, S.A.

Type of Relationship
Corporate

Brief Description:
Timón, S.A. directly controls 100% of Asgard Inversiones, S.L.U.

Names of the Related Persons or Entities
ASGARD INVERSIONES, SLU

Type of Relationship
Corporate

Brief Description:
Timón, S.A. controls directly 82.95% of the share capital of Promotora de Publicaciones, S.L.

Names of the Related Persons or Entities
PROMOTORA DE PUBLICACIONES, S.L.

Type of Relationship
Corporate

Brief Description:
Asgard Inversiones, S.L.U and Promotora de Publicaciones, S.L. control directly 83.58% of the share capital of Otnas Inversiones, S.L.

Names of the Related Persons or Entities
OTNAS INVERSIONES, S.L.

Type of Relationship
Contractual

Brief Description:
In order to facilitate the refinancing of the financial debt of PRISA, Timón, S.A., Promotora de Publicaciones, S.L., Asgard Inversiones, S.L.U, Berggruen Acquisition Holdings S.A.R.L and Mr. Martin Franklin, reached an agreement and set up a company named as OTNAS INVERSIONES, S.L., indirectly controlled by Rucandio, destined to convert 75,000,000 warrants, amounting 150,000,000 euros, into PRISA shares. The transaction was executed in January 2012.

Names of the Related Persons or Entities
RUCANDIO, S.A.

Type of Relationship
Contractual

Brief Description:

On 22/12/2011 Promotora de Publicaciones, S.L. executed some corporate arrangements that allow its shareholders to replace an indirect shareholding into a direct shareholding in PRISA. Some shareholders who acquired the direct shareholding, entered into a shareholders agreement by virtue of which they maintain the syndicated right to vote in PRISA. The execution of such Reversion Plan was completed in February 2012. Rucandio, S.A. controls the majority of the voting rights in the shareholders' agreement.

Names of the Related Persons or Entities
PROMOTORA DE PUBLICACIONES, S.L.

A.5. Indicate, if applicable, any commercial, contractual or corporate relationships existing between significant shareholders and the Company and/or its Group, unless they are of little relevance or derive from ordinary commercial transactions:

A.6. Indicate whether any shareholders´agreement have been communicated to the Company pursuant to articles 112 LMV. If applicable, describe them briefly and list the shareholders bound by those agreements:

YES

% of share capital
34.036
Brief Description of the Agreement
Shareholders´ Agreement in Rucandio, S.A. (See the note in section G)

Parties to the Shareholders' Agreement
IGNACIO POLANCO MORENO
ISABEL MORENO PUNCEL
MARIA JESUS POLANCO MORENO
MARTA LOPEZ POLANCO
ISABEL LOPEZ POLANCO
MANUEL POLANCO MORENO
JAIME LOPEZ POLANCO
LUCIA LOPEZ POLANCO

% of share capital
11.865
Brief Description of the Agreement
Shareholders´ Agreement in Promotora de Publicaciones, S.L. (See the note in section G)

Parties to the Shareholders' Agreement
RUCANDIO, S.A.
TIMON, S.A.

% of share capital
3.93
Brief Description of the Agreement
Shareholders´ Agreement in PRISA (See the note in section G)

Parties to the Shareholders' Agreement
EVIEND SARL
MANUEL VARELA UÑA
ELISA ESCRIÑA DE SALAS
BELEN CEBRIAN ECHARRI
REBECA CEBRIAN TORALLAS
MARIA DEL MAR CORTES BOHIGAS
MANUEL VARELA ENTRECANALES
PALOMA GARCIA-AÑOVEROS ESCRIÑA
ELISA GARCIA-AÑOVEROS ESCRIÑA
JAIME GARCIA-AÑOVEROS ESCRIÑA
JOSE BUENAVENTURA TERCEIRO LOMBA
ISABEL VARELA ENTRECANALES
JOSE MARIA ARANAZ CORTEZO
MARTA VARELA ENTRECANALES
Mª CRUZ VARELA ENTRECANALES
TERESA CEBRIAN ARANDA
JUAN CEBRIAN TORALLAS
RAFAEL CEBRIAN ARANDA
ANDRÉS VARELA ENTRECANALES
JUAN LUIS CEBRIAN ECHARRI
ANA VARELA ENTRECANALES
JESUS DE LA SERNA GUTIERREZ REPIDE
TIMON, S.A.
LIBERTAS 7, S.A.
PROMOTORA DE PUBLICACIONES, S.L.
ASESORAMIENTO BRUCH, S.L.
EDICIONES MONTE ANETO, S.L.
JURATE INVERSIONES, S.L.
ASGARD INVERSIONES, SLU
INVERSIONES MENDOZA SOLANO, S.L.

Indicate, if applicable, any concerted actions among company shareholders that are known to the Company:

NO

Expressly indicate any change or breach of those agreements or concerted actions during the financial year.

On February 6, 2012 was completed the execution of the Reversion Plan of Promotora de Publicaciones, S.L. (Propu), granting, by the missing Propu shareholders to do so, the corresponding signing of the Shareholders' Agreement in PRISA of 22 December 2011.

A.7. Indicate whether any individual or corporate entity controls or may control the Company pursuant to Article 4 of the Securities Market Law:

YES

Name
RUCANDIO, S.A.

Observations

A.8. Complete the following tables concerning the Company's treasury stock:

At year's end:

Number of Direct Shares	Number of Indirect Shares (*)	Total % of Share Capital
3,101,235	0	0.312

(*) Through:

Name or Corporate Name of the direct holder	Number of Direct Shares
Total:	0

Indicate any significant variations during the financial year with respect to the provisions of Royal Decree 1362/2007:

Gain / (loss) of treasury shares transferred during the period (thousands of euros)	0

A.9. Indicate the conditions and terms of any powers conferred upon the Board of Directors at the Shareholders' Meeting to purchase or transfer treasury stock.

The Shareholders' Meeting held on June 30, 2012 passed the following resolution:

"1. To revoke the authorisation granted by the Extraordinary General Meeting of 27 November 2010, in section 2 of point seventh of the agenda therefor (Authorisation for direct or indirect derivative acquisition of own shares, within the legal limits and requirements), to the extent not used.

2. To authorise derivative acquisition of Class A and/or Class B shares of the Company, directly or through any of its subsidiaries, by purchase or by any other inter vivos act for consideration, for a maximum term of 5 years from the holding of this Meeting.

3. To approve the limits or requirements for these acquisitions, which will be as follows:

- The par value of the shares acquired directly or indirectly, added to that of those already held by the Company and its subsidiaries and, if applicable, the controlling company and its subsidiaries, at no time will exceed the permissible legal maximum.

- The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

- A restricted reserve may be established within net worth in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve shall be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authorising.

- The acquisition price may not be less than par value or more than 20 percent higher than market price. The transactions for the acquisition of own shares will be accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

4. Express authorisation is granted for the Class A and/or Class B shares acquired by the Company or its subsidiaries pursuant to this authorisation, and those owned by the Company at the date of holding this General Meeting, to be used, in whole or in part, to facilitate fulfilment of the Plan for delivery of shares approved by the Extraordinary General Meeting of 27 November 2010."

A.10. Indicate, if applicable, any legal restrictions or limitations in the company bylaws on voting rights, or any legal restrictions on the acquisition or transfer of share capital holdings:

NO

Maximum percent of voting rights that a shareholder may exercise pursuant to legal restrictions	0

Indicate any restrictions in the bylaws on the exercise of voting rights:

NO

Maximum percent of voting rights that a shareholder may exercise pursuant to restrictions in the bylaws	**0**

Indicate whether there are legal restrictions on the acquisition or transfer of shares:

NO

A.11 Indicate whether shareholders at the Annual Meeting have resolved to adopt any anti-takeover measures pursuant to Law 6/2007.

NO

If applicable, explain the measures passed and the terms in which restrictions would not apply:

B. COMPANY MANAGEMENT STRUCTURE

B.1 Board of Directors

B.1.1. Indicate the maximum and minimum number of directors provided for in the Bylaws:

Maximum Number of Directors	17
Minimum Number of Directors	3

B.1.2. Complete the following table providing information concerning Board Members:

Director's Name	Representative	Position on the Board	Date of First Appointment	Date of Last Appointment	How Elected
JUAN LUIS CEBRIÁN ECHARRI		CHAIRMAN	15 June 83	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
MANUEL POLANCO MORENO		DEPUTY CHAIRMAN	19 April 01	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
FERNANDO ABRIL-MARTORELL		CEO	24 June 11	24 June 11	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
JUAN ARENA DE LA MORA		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
NICOLAS BERGGRUEN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
MATÍAS CORTÉS DOMÍNGUEZ		DIRECTOR	25 March 77	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
MARTIN FRANKLIN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
ARIANNA HUFFINGTON		DIRECTOR	24 October 2012	24 October 2012	APPOINTED AT THE BOARD OF DIRECTORS
JOSE LUIS LEAL MALDONADO		DIRECTOR	24 October 2012	24 October 2012	APPOINTED AT THE BOARD OF DIRECTORS
GREGORIO MARAÑÓN BERTRÁN DE LIS		DIRECTOR	15 June 83	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
ALAIN MINC		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
AGNES NOGUERA BOREL		DIRECTOR	20 April 06	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
BORJA JESÚS PÉREZ ARAUNA		DIRECTOR	18 May 00	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
EMMANUEL ROMAN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING

HARRY SLOAN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING
ERNESTO ZEDILLO PONCE DE LEON		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING

Total Number of Board Members	16

Indicate any Members retiring from the Board of Directors during the financial year

Board Member	Board member status upon retirement	Retirement Date
IGNACIO POLANCO MORENO	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS	July 20, 2012
DIEGO HIDALGO SCHNUR	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS	July 20, 2012

B.1.3 Complete the following tables concerning the Members of the Board and their functions:

EXECUTIVE DIRECTORS

Director's Name	Committee Proposing His/Her Appointment	Post or Functions
MR. JUAN LUIS CEBRIÁN ECHARRI	NOMINATION AND COMPENSATION COMMITTEE	CHAIRMAN OF THE BOARD OF DIRECTORS AND OF THE DELEGATED COMMITTEE
MR. MANUEL POLANCO MORENO	NOMINATION AND COMPENSATION COMMITTEE	DEPUTY CHAIRMAN AND CHAIRMAN OF PRISA TELEVISION
MR. FERNANDO ABRIL-MARTORELL	NOMINATION AND COMPENSATION COMMITTEE	CEO

Total Number of Executive Directors	3
% of the Board	18.750

EXTERNAL DIRECTORS REPRESENTING SIGNIFICANT SHAREHOLDINGS

Director's Name	Committee that Proposed His/Her Appointment	Name of Significant Shareholder Who He/She Represents or Who Proposed

		His/Her Appointment
MRS. AGNES NOGUERA BOREL	NOMINATION AND COMPENSATION COMMITTEE	PROMOTORA DE PUBLICACIONES, S.L.
MR. BORJA JESUS PÉREZ ARAUNA	NOMINATION AND COMPENSATION COMMITTEE	TIMON, S.A.
MR. MARTIN FRANKLIN	NOMINATION AND COMPENSATION COMMITTEE	MR. MARTIN FRANKLIN
MR. NICOLAS BERGGRUEN	NOMINATION AND COMPENSATION COMMITTEE	BH STORES, B.V

Total number of external directors representing significant shareholdings	4
% of the Board	25.000

INDEPENDENT EXTERNAL DIRECTORS

Director's Name	Profession
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	LAWYER
MR. EMMANUEL ROMAN	FINANCIAL. CEO MAN GROUP
MR. HARRY SLOAN	LAWYER. CHAIRMAN AND CEO –GLOBAL EAGLE ACQUISITION CORPORATION.
MR. ERNESTO ZEDILLO PONCE DE LEON	ECONOMIST. EX PRESIDENT OF MEXICO
MR. ALAIN MINC	ENGINEER, POLITICAL AND ECONOMIC ADVISER. PROFESSOR
MR. JUAN ARENA DE LA MORA	ENGINEER AND FINANCIAL. EX PRESIDENT OF BANKINTER. EX PROFESSOR OF HARVARD BUSINESS SCHOOL.
MR JOSE LUIS LEAL	ECONOMIST. EX ECONOMY MINISTER AND EX PRESIDENT OF THE SPANISH BANKING ASSOCIATION
MRS ARIANNA HUFFINGTON	JOURNALIST. CHAIRMAN AND CHIEF OF "THE HUFFINGTON POST MEDIA GROUP"

Total number of independent external directors	8
% of the Board	50.000

OTHER EXTERNAL DIRECTORS

Director's Name	Committee that Proposed His/Her Appointment
MR. MATIAS CORTES DOMINGUEZ	NOMINATION AND COMPENSATION COMMITTEE

Total number of other external directors	1
% of the Board	6.250

Explain why they may not be considered significant shareholders or independent and their relationships with the company, its directors or shareholders:

Director´s Name	MR. MATIAS CORTES DOMINGUEZ
Relationships with the company, directors or Shareholders	--
Reasons	Professional relationship held by the Director with the Company.

If applicable, indicate any changes that have occurred during the year in each director's status:

Director's Name	Date	Previous status	Current Status

B.1.4. Explain, if applicable, why directors representing significant shareholdings have been appointed at the request of shareholders whose stake is less than 5% of share capital:

Name of Shareholder	Justification

Indicate whether formal requests for representation on the board have been denied shareholders whose stake is equal or higher than others whose requests to appoint a director to represent a significant shareholding was granted. If so, explain why such requests were denied:

NO

B.1.5 Indicate whether any board member has left his post before the end of his mandate, whether he explained his reasons to the board and by what means, and if expressed in writing to the entire board, provide the reasons given:

YES

Director´s Name
MR. IGNACIO POLANCO MORENO

Reasons
Mr. Ignacio Polanco Moreno has resigned as President and Director, stating that five years ago a transition period was opened under his presidency, being then culminated with this decision.

Director´s Name
MR. DIEGO HIDALGO SCHNUR

Reasons
Mr Diego Hidalgo has resigned as Director, considering that the corporate transactions approved by the Shareholders Meeting involve a change in the capital structure of the Company and in this new structure must give way to other Directors.

B.1.6. If applicable, indicate the powers delegated to members of the Board of Directors:

Board Member's Name	Brief Description
JUAN LUIS CEBRIÁN ECHARRI	HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW
FERNANDO ABRIL-MARTORELL	HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW

B.1.7. If applicable, identify board members who hold posts as directors or officers in subsidiary companies within the listed company's group:

Director's Name	Name of the Group Company	Position
JUAN LUIS CEBRIAN ECHARRI	DIARIO EL PAIS, S.L.	CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A.	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	EDICIONES EL PAIS	CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	PRISA DIVISION INTERNACIONAL, S.L.	REPRESENTATIVE OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER PRISA
JUAN LUIS CEBRIAN ECHARRI	PRISA INC	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JUAN LUIS CEBRIAN ECHARRI	PRISA TELEVISION, S.A.U	DEPUTY CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	PROMOTORA DE ACTIVIDADES AMERICA 2010 MEXICO, S.A. DE CV.	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
MANUEL POLANCO MORENO	CANAL CLUB DE DISTRIBUCION DE OCIO Y CULTURA, S.A.	DIRECTOR
MANUEL POLANCO MORENO	DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A.	CHAIRMAN
MANUEL POLANCO MORENO	GRUPO MEDIA CAPITAL, SGPS, S.A.	DIRECTOR
MANUEL POLANCO MORENO	MCP MEDIA CAPITAL PRODUCOES, S.A	CHAIRMAN
MANUEL POLANCO MORENO	MEDIA CAPITAL PRODUCOES INVESTIMENTOS SGPS, S.A.	CHAIRMAN
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT CANARIAS, S.L.U	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT ESPAÑA, S.L.U	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT PORTUGAL, S.L.U	CHAIRMAN
MANUEL POLANCO MORENO	PLURAL JEMPSA SL	DEPUTY CHAIRMAN AND JOINT CEO
MANUEL POLANCO MORENO	PRISA DIGITAL, S.L.	DIRECTOR
MANUEL POLANCO MORENO	PRISA DIVISION INTERNACIONAL, S.L.	DIRECTOR
MANUEL POLANCO MORENO	PRISA INC	DIRECTOR
MANUEL POLANCO MORENO	PRISA TELEVISION, S.A.U	CHAIRMAN
MANUEL POLANCO MORENO	PRODUCTORA CANARIA DE PROGRAMAS, S.A.	DIRECTOR
MANUEL POLANCO MORENO	SOCIEDAD CANARIA DE TELEVISION REGIONAL, S.A.	JOINT AND SEVERAL CEO
MANUEL POLANCO MORENO	TESELA PRODUCCIONES CINEMATOGRÁFICAS, S.L.	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	TVI - TELEVISÃO INDEPENDENTE, SA	CHAIRMAN
MANUEL POLANCO MORENO	VERTIX, SGPS, S.A.	CHAIRMAN
FERNANDO ABRIL-MARTORELL HERNANDEZ	DIARIO AS, S.L.	DIRECTOR
ARIANNA HUFFINGTON	DIARIO EL PAIS, S.L.	DIRECTOR

ARIANNA HUFFINGTON	EDICIONES EL PAIS, S.L.	DIRECTOR
GREGORIO MARAÑÓN BERTRÁN DE LIS	PRISA TELEVISION, S.A.U	DIRECTOR
MATIAS CORTES DOMINGUEZ	DIARIO EL PAIS, S.L.	DIRECTOR
MATIAS CORTES DOMINGUEZ	EDICIONES EL PAIS, S.L.	DIRECTOR

B.1.8. If applicable, indicate the directors of your company who are members of the boards of directors of other companies listed on official Spanish securities markets, other than companies in your own group, which have been reported to the company:

Director's Name	Name of Listed Company	Position
FERNANDO ABRIL-MARTORELL	GRUPO EMPRESARIAL ENCE, S.A.	DIRECTOR
AGNES NOGUERA BOREL	LIBERTAS 7, S.A.	CHIEF EXECUTIVE OFFICER
JUAN ARENA DE LA MORA	FERROVIAL, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	ALMIRALL, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	DINAMIA CAPITAL PRIVADO, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	MELIÁ HOTELS INTERNATIONAL, S.A.	DIRECTOR
ALAIN MINC	CAIXABANK, S.A.	DIRECTOR
BORJA JESUS PEREZ ARAUNA	VALSEL INVERSIONES SICAV, S.A.	CHAIRMAN
BORJA JESUS PEREZ ARAUNA	CARAUNA INVERSIONES SICAV, S.A.	CHAIRMAN
BORJA JESUS PEREZ ARAUNA	NOMIT GLOBAL SICAV	DIRECTOR
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	VISCOFAN, S.A.	DIRECTOR
MATIAS CORTES DOMINGUEZ	SACYR VALLEHERMOSO	DIRECTOR

B.1.9. Indicate, and if applicable explain, whether the company has established rules regarding the number of boards on which its directors may sit:

NO

B.1.10. In accordance with Recommendation 8 of the Unified Code, indicate the general company policies and strategies that must be approved by the board in full:

Investment and financing policy	YES
Definition of group company structure	YES
Corporate governance policy	YES

Corporate social responsibility policy	YES
Strategic or business plan, as well as management goals and annual budgets	YES
Remuneration policy and assessment of performance of senior management	YES
Risk management and control policy, as well as periodic monitoring of internal information and control systems	YES
Dividends policy, and treasury stock policy, particularly with regard to limitations thereon	YES

B.1.11. Complete the following tables concerning the aggregate remuneration of directors paid during the financial year:

a) In the Company that is the subject of this report:

Payments	Euros 000
Fixed Salaries	2,447
Variable Salaries	0
Allowances	445
Remuneration Stipulated in the Bylaws	1,785
Stock Options and/or Options in Other Financial Instruments	0
Others	68
Total:	**4,745**

Other Benefits	Euros 000
Advances	0
Loans	0
Pension Funds and Plans: Contributions	0
Pension Funds and Plans: Obligations Assumed	0
Life Insurance Premiums	34
Guarantees assumed by the Company in the benefit of Directors	0

b) To Company Board Members for serving on the boards of directors and/or exercising management functions in the Group's subsidiary companies:

Payments	Euros 000
Fixed Salaries	461
Variable Salaries	0
Allowances	18
Remuneration Stipulated in the Bylaws	123
Stock Options and/or Options in Other Financial Instruments	0
Others	11
Total:	**613**

Other Benefits	Euros 000
Advances	0
Loans	0
Pension Funds and Plans: Contributions	0
Pension Funds and Plans: Obligations Assumed	0
Life Insurance Premiums	2

Guarantees assumed by the Company to benefit the Directors	0

c) Total Remuneration for Each Category of Director:

Category	By Company	By Group
Executive Directors	1,966	472
External Directors Representing Significant Shareholdings	1,304	0
Independent External Directors	1,266	141
Other External Directors	209	0
Total Euros 000	**4,745**	**613**

d) In relation to Profits Attributed to the Parent Company:

Total Directors' Remunerations (in Euros 000)	**5,358**
Total Directors' Remunerations/Profits Attributed to the Parent Company (in %)	0.0

B.1.12. Identify members of senior management who are not executive directors and indicate the total remunerations paid in their favor during the financial year:

Name	Position
MIGUEL ANGEL CAYUELA SEBASTIAN	CHIEF EXECUTIVE OFFICER OF GRUPO SANTILLANA
IÑIGO DAGO ELORZA	SECRETARY GENERAL
PEDRO GARCIA GUILLEN	CHIEF EXECUTIVE OFFICER OF PRISA TELEVISION
JOSE LUIS SAINZ DIAZ	EXECUTIVE CHAIRMAN OF PRISA NOTICIAS, CEO OF EL PAÍS, CEO OF PRISA RADIO
FERNANDO MARTINEZ ALBACETE	DIRECTOR OF STRATEGIC PLANNING, MANAGEMENT CONTROL AND BUDGETING AT PRISA
BARBARA MANRIQUE DE LARA	CORPORATE COMMUNICATIONS, MARKETING & EXTERNAL RELATIONS DIRECTOR
VIRGINIA FERNANDEZ IRIBARNEGARAY	INTERNAL AUDIT DIRECTOR
KAMAL BHERWANI	CHIEF DIGITAL OFFICER
ANDRES CARDÓ SORIA	INTERNATIONAL MANAGING DIRECTOR FOR PRISA RADIO
JAVIER LAZARO RODRIGUEZ	CHIEF FINANCIAL OFFICER (CFO) OF PRISA
OSCAR GOMEZ BARBERO	DIRECTOR OF ORGANIZATION, RESOURCES AND TECHNOLOGY.

Total Senior Management Salaries (in Euros 000)	**5,819**

B.1.13. Indicate in general terms if there are any guarantee or "golden parachute" clauses benefiting senior managers (including executive directors) of the Company and its Group in the event of dismissal or changes in control. Indicate whether such contracts must be reported and/or approved by the governing bodies of the Company or Group:

Number of Beneficiaries	10

	Board of Directors	Shareholders' Meeting

Body authorizing these clauses	YES	NO

Are the participants at the Shareholders' Meeting informed of these clauses?	YES

B.1.14. Indicate the process for determining the remuneration of members of the Board of Directors and any relevant clauses in the bylaws.

In accordance with the provisions of Article 19 of the Company Bylaws, Directors' compensation shall consist of an annual amount provided for in the terms set forth by the board of directors, within limits established by shareholders at the annual shareholders meeting. The remuneration of individual directors may differ depending on the offices they hold and their service on board committees, and shall be compatible with per diem expenses paid for attendance at meetings. When approving the annual accounts at the annual shareholders meeting, shareholders may amend the limit set on directors' remuneration and, if not amended, the current limit shall automatically be revised at the beginning of the fiscal year, based on any variation in the total national Consumer Price Index.

The board shall determine the exact amount of per diem expenses and individual compensation to be paid to each director, within the limit set at the annual shareholders meeting.

Without prejudice to the remuneration set forth above, directors' compensation may also include stock or stock options, or amounts pegged to share value. Such compensation shall require the approval of shareholders at the annual meeting, indicating the number of shares to be awarded, the exercise price for stock options, the value of shares taken as a reference, and the duration of this compensation system. Likewise, the company may subscribe a civil liability insurance policy for its directors.

According to the provisions of Article 28 of the Company Bylaws, the Chairman's remuneration and, if applicable, the remuneration of the Deputy Chairmen and Chief Executive Officer shall be determined by the Board of Directors, without prejudice to any amounts that may be due them pursuant to Article 19 of the Company Bylaws.

Likewise and as set forth in Article 25 of the Company Bylaws, the remuneration for directors provided for in the bylaws is compatible with and independent of any salaries, payments, indemnification, pensions or compensation of any nature established either generally or individually for members of the Board of Directors who hold a paid post or position of responsibility (whether under a contract of employment or otherwise) in the Company or the companies within its Group, i.e., those defined as such within the scope of Article 42 of the Commercial Code.

Indicate whether the full board has reserved the right to approve the following decisions:

At the proposal of the chief executive officer of the company, the appointment and possible termination of senior managers, as well as their compensation clauses.	NO
Remuneration of directors as well as in the case of executive directors, additional remuneration for those duties and other conditions provided for in their contracts.	YES

B.1.15 Indicate whether the board of directors approves a detailed remuneration policy and specify the matters on which it issues an opinion:

YES

Amount of fixed remuneration with a breakdown, if applicable, of per diem allowances for serving on the board and board committees, and an estimate of the resulting fixed annual remuneration	YES
Variable remuneration	YES
Main features of benefits system, with an estimate of its annual cost or equivalent	NO

Conditions that must be respected in the contracts of executive directors who perform senior management duties	YES

B.1.16. Indicate whether the board submits to a non-binding vote at the shareholders meeting and as a separate item on the agenda, a report on the remuneration policy of directors. If so, explain aspects of the report describing the remuneration policy approved by the board for the following years, the most significant changes in that policy vis-à-vis the policy applied this year, and a summary of how this year's policy was applied. Describe the role played by the Compensations Committee and, if external advice was sought, the names of the external consultants who provided such advice:

YES

Issues Addressed in the Remuneration Policy Report

The remuneration policy report, that shall be submitted to a non-binding vote at the next Ordinary Shareholders Meeting, as a separate item on the agenda, addresses the following issues: 1.-Remuneration policy of directors (Article 19 of the Bylaws); 2.- Management Team remuneration policy: 2.1. Compensation system of the Chairman of the Board and of the Delegated Committee Mr Juan Luis Cebrian Echarri; 2.2. Compensation system of the CEO Mr Fernando Abril-Martorell Hernandez; 2.3. Compensation system of the rest of the management team; 3. 2012 Accrued Compensation: 3.1. Individual Compensation of the Directors, 3.2. Remuneration for the year 2012 of the executive Directors Mr Juan Luis Cebrian, Mr Fernando Abril-Martorell and Mr. Manuel Polanco Moreno, 3.3. Overview of the remuneration policy applied in 2012, 4. 2013 Remuneration Policy: 4.1. Fixed remuneration of the Management Team, 4.2. Short-term variable remuneration (annual); 4.3. Variable Multiannual Compensation; 4.4. In-kind remuneration Plan; 4.5. Share delivery and option plans; 5. Other aspects relating to the remuneration of the management team: guarantee clauses; 6.- Most significant changes in the 2013 remuneration policy with respect to that applied in 2012.

Sections 3.3 and 6 include:

Overview of the remuneration Policy applied in 2012

	2012 Projected Fix Remuneration Management Team	**2012 Actual Fix Remuneration Management Team**
Directors	2,366,920 €	2,366,920 €
Members of senior management	4,166,640 €	4,165,032 €
	6,533,560 €	6,531,952 €

	2012 Maximum target of the variable bonus Management Team, depending on the results	**2012 Variable Bonus Management Team**
Directors	8,200,000 €	0
Members of senior management	2,375,622 €	1,564,751 €
	10,575,622 €	**1,564,751 €**

Differences between forecast in the Compensation Policy Report for 2012 and carried out in the Compensation Policy Report for 2013 is due to the application of the adjustment measures described on this Report and lower compliance of the maximum target set for variable bonus.

Most significant changes in the 2013 remuneration policy with respect to that applied in 2012:

	2012	2013
Directors' remuneration	1,784,918 €	1,333,000 €
Directors' attendance fees	445,500 €	390,000 €
	2,230,418€	**1,723,000 €**

	Fix Remuneration Management Team	**Fix Remuneration Management Team**
Directors	2,366,920 €	2,068,093€
Members of seni r management	4,165,032 €	3,400,352 €
	6,531,952 €	**5,468,445 €**

Role of the Compensations Committee
The committee prepared the remuneration policy and proposed the corresponding resolutions to the board of directors in all cases in which this is required under the Bylaws and Board of Directors' Regulation.

Was outside advice sought?	YES
Name of external consultants	Spencer Stuart

B.1.17. If applicable, identify the members of the Board of Directors who are likewise members of the boards of directors, managers or employees of companies that have significant shareholdings in the listed company and/or in companies within its group:

Director's Name	Significant Shareholder's Corporate Name	Position
MANUEL POLANCO MORENO	RUCANDIO, S.A.	DIRECTOR
MANUEL POLANCO MORENO	TIMÓN, S.A.	DEPUTY CHAIRMAN
BORJA PÉREZ ARAUNA	TIMÓN, S.A.	DEPUTY CHAIRMAN
BORJA PÉREZ ARAUNA	OTNAS INVERSIONES, S.L.	DIRECTOR
BORJA PÉREZ ARAUNA	PROMOTORA DE PUBLICACIONES, S.L.	JOINT AND SEVERAL DIRECTOR
BORJA PÉREZ ARAUNA	ASGARD INVERSIONES, SLU	JOINT AND SEVERAL DIRECTOR

If applicable, indicate the relevant relationships (other than those listed in the previous table) existing between members of the Board of Directors and significant shareholders and/or companies in the group:

Director's Name	Significant Shareholder's Name	Description of the Relationship
MANUEL POLANCO MORENO	RUCANDIO, S.A.	THE DIRECTOR OWNS 13.55% OUTRIGHT AND IS THE NAKED OWNER OF 11.45% OF THE SHARE CAPITAL OF RUCANDIO, S.A.
BORJA JESÚS PÉREZ ARAUNA	TIMÓN, S.A.	THE DIRECTOR HAS AN EMPLOYMENT RELATIONSHIP WITH TIMÓN, S.A.
BORJA JESÚS PÉREZ ARAUNA	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS (0.0081%) IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
MARTIN FRANKLIN	OTNAS INVERSIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS

		(8.2187%) IN THE SHARE CAPITAL OF OTNAS INVERSIONES, S.L.
NICOLAS BERGGRUEN	BH STORES IV, B.V	BH STORES IV B.V. ("BH IV") IS AN INDIRECT SUBSIDIARY OF BERGGRUEN HOLDINGS LTD. ("BH LTD."), A DIRECT, WHOLLY-OWNED SUBSIDIARY OF THE NICOLAS BERGGRUEN CHARITABLE TRUST (THE "TRUST"). THE ULTIMATE OWNER OF THE SHARES HELD BY BH IV IS THE TRUST. MR. BERGGRUEN IS A DIRECTOR OF BERGGRUEN HOLDINGS LTD
NICOLAS BERGGRUEN	OTNAS INVERSIONES, S.L.	THE DIRECTOR HAS INDIRECT HOLDINGS (8.2187%) IN THE SHARE CAPITAL OF OTNAS INVERSIONES, S.L., THROUGH BERGGRUEN ACQUISITION HOLDINGS, S.L.

B.1.18. Indicate if the Board Regulation has been amended during the year.

YES

Description of Amendments
The Board of Directors Regulation has been amended by resolution of the Board held on July 20, 2012, with the purpose of its adaptation to the new organizational structure, providing that the Delegated Committee shall be chaired by the Chairman of the Board.

B.1.19. Indicate the procedures for the appointment, reelection, evaluation and removal of directors. Describe the bodies empowered to do so, the steps to be taken and the criteria to be applied in each of those procedures.

According to Article 17 of the Company Bylaws, the Board shall have a minimum of three and a maximum of seventeen members, who shall be appointed by and whose number shall be determined at the Shareholders' Meeting. In that regard, the shareholders may expressly determine the number at a Meeting, or may do so indirectly by choosing to fill or not to fill vacancies or to appoint or not to appoint new Directors within the aforementioned minimum and maximum number of members.

The Board of Directors shall appoint a Chairman from among its members and may likewise appoint one or several deputy chairmen. It may also appoint a Delegated Committee from one of its members, or one or several Chief Executive Officers, to whom the Board may grant joint or joint and several powers to represent the Company. The Board shall also appoint a secretary, who need not be a board member, and may appoint a deputy secretary, who likewise need not be a board member.

As provided in article 15 bis of the Bylaws, a favorable vote of 75% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning changes in the Board of Directors and a appointment of members of the Board at the Shareholders' Meeting, except for candidates proposed by the Board of Directors.

Likewise in accordance with article 17 bis of the Bylaws, shall be considered as:

a) Executive Directors: Those who perform executive functions or who are senior managers of the Company. In any case, those directors who have been delegated permanent general powers by the Board and/or are under senior management contracts or contracts to provide full-time executive services to the Company shall be deemed executive directors.

b) External Directors Representing Significant Shareholdings: Directors who (i) hold shares equal or superior to those legally considered significant shareholdings at any time or who have been appointed due to their position as shareholders,

although their holdings may be less than those considered significant; (ii) or whose appointments were proposed by shareholders falling under section (b) (i) above.

c) Independent External Directors: Those not included in the previous categories, appointed based on their recognized personal and professional prestige and their experience and knowledge for the exercise of their functions, without ties to the executive team or significant shareholders.

d) Other External Directors: external directors who do not qualify as either significant shareholders or independent.

The Board of Directors Regulation may further define and develop these concepts.

Article 17 bis of the Bylaws also provides that the composition of the Board of Directors shall be such that external directors or non-executive directors represent a majority with respect to executive directors, with the presence of independent directors.

Chapter VI of the Board Regulations provides for the following procedures for appointing, reelection, evaluating and removing Directors:

- Appointment of Directors: Directors shall be appointed by the participants at the Shareholders' Meeting or, provisionally, by the Board of Directors in accordance with the provisions of the Companies Law and the Company Bylaws.

Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding proposal or advisory opinion issued by the Nomination and Compensation Committee or of the Corporate Governance Committee, as the case may be.

- Appointment of External Directors: The Board of Directors and the Nomination and Compensation Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.

The Corporate Governance Committee shall evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.

- Re-appointment of Directors: Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Nomination and Compensation Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.

- Tenure of Service: Directors shall be appointed for a term of five (5) years, and may be re-appointed. Directors appointed by co-optation may be ratified in office by resolution of the first shareholders meeting following his appointment.

- Termination of Tenure: Directors shall leave their posts when the period for which they were appointed has expired, or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws. Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in cases provided in article 21.2 of the Board of Directors Regulation, which are described in section B.1.20 below.

The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.

Committee members shall leave their posts when they cease to be directors.

- Voting Objectivity and Secrecy: Directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.

If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.

-Evaluation: As provided in the Board of Directors Regulation, periodic evaluation of the performance and composition of the Board of Directors shall be submitted to Board approval with the previous report by the Corporate Governance Committee.

B.1.20. Indicate under what circumstances Directors are obliged to resign.

As set forth in Article 21.2 of the Board Regulations, Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

1) When they are subject to any of the legally-established prohibitions or grounds for disqualification or cease.

2) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

3) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

4) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director loses his respective status as such.

5) When in the course of a year they fail to attend physically to more than two meetings of the Board of Directors, of the Delegated Commission or to the Committees which they participate, which one of them must be necessarily of the Board, without just cause, in the opinion of the Board, the delegated Committee or the Committees to whom he/she participates.

6) When the belonging to the Board for lack of fitness, in the manner described in Article 31.5 of these Regulations, may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

Article 33.5 of the Board of Director Regulations provides that in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

B.1.21. Indicate whether the functions of Chief Executive Officer of the Company are also performed by the Chairman of the Board of Directors. If so, explain the measures adopted to limit the risks of conferring those powers upon a single person:

YES

Risk-Limiting Measures
The Chairman of the Board of Directors is the chief individual responsible for the management of the Company. His main assistant is the Chief Executive Officer who is responsible for the effective management of the business of the Company, always in accordance with the decisions and criteria adopted at the Shareholders' Meeting and by the Board of Directors, the Delegated Committee and the Chairman, in the framework of their respective competences. There is likewise an Audit Committee, a Corporate Governance Committee, and Appointments and Remuneration Committee, and neither the Chairman nor any of the Executive Directors are members of those committees.

Indicate, and if so explain, whether rules have been passed to enable an independent director to request that a board meeting be held or that new items be included on the agenda, to coordinate and reflect the concerns of external directors and to direct assessment by the board of directors.

NO

B.1.22. Are reinforced majorities required for taking certain types of decisions, other than those required by law?

NO

Describe how board decisions are taken, indicating at least the minimum attendance quorum required and the types of majorities required to pass resolutions:

Type of Resolution:
Any type

Quorum	%
Attendance at the meeting, either in person or by proxy, of half plus one of the board members	56.25

Majority Required	%
An absolute majority of the votes of all directors in attendance or represented by proxy, unless a reinforced majority is required by law.	56.25

B.1.23. Indicate whether the requirements for being elected Chairman differ from those required for election to the Board:

NO

B.1.24. Indicate whether the Chairman may exercise a casting vote:

YES

Matters in which the Chairman has a Casting Vote
Pursuant to Article 23 of the Company Bylaws and Article 16.2 of the Board Regulations, the Chairman may exercise a casting vote to break any possible ties that may arise concerning any matter.

B.1.25. Indicate whether the Bylaws of the Board Regulations set an age limit for Directors:

NO

Age limit for the Chairman	0
Age limit for the Chief Executive Officer	0
Age limit for Directors	0

B.1.26. Indicate whether the Bylaws or Board Regulations limit the term of office of independent directors:

NO

Maximum Term of Office	0

(Free translation from the original in Spanish language)

B.1.27. If there are few or no female directors, explain the reasons and the measures adopted to correct this situation.

Explanation of reasons and measures
Article 8.1 of the Board Regulation provides that in the composition of the Board of Directors the external, independents and ownership directors, will represent a majority with respect of the executive directors. To such effects, in exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings, the Board of Directors shall procure, in the composition of this body, a majority of external or non-executive directors with respect to executive directors. The Board of Director held on October 24, 2012, appointed to Mrs Arianna Huffington as independent director. Together with Mrs Agnes Noguera Borel, are the two female directors of the Company.

Specifically indicate whether the Nominations and Compensations Committee has established procedures to ensure that selection processes are not implicitly biased against the selection of female directors and that they deliberately seek female candidates the meet the required profile:

YES

Description of the principal procedures
The selection process is based solely on the suitability and prestige of the candidates. No ad hoc procedure for selecting female directors has been implemented, precisely due to the non-sexist nature of the company's procedures. Nevertheless, within the competences of the Corporate Governance Committee has been included "report to the Board on issues of gender diversity in relation to the composition of the Board".

B.1.28. Indicate whether there are formal procedures for delegating votes on the Board of Directors. If so, describe them briefly:

Article 23 of the Company Bylaws and Article 16 of the Board Regulations provide that directors may delegate their votes to another director. In that regard, proxies must be in writing, specifically for the meeting in question and instructing to the representative about the sense of any vote.

B.1.29. Indicate the number of meetings that were held by the Board of Directors during the financial year. Likewise indicate, if applicable, the number of meetings held in the absence of the Board's President:

Number of Board Meetings	9
Number of Meetings That the President Did Not Attend	0

Indicate the number of meetings held by the Board's committees:

Number of meetings of the Executive or Delegated Committee	4
Number of meetings of the Audit Committee	6
Number of meetings of the Compensations and Nominations Committee	9

B.1.30. Indicate the number of meetings held by the Board of Directors during the financial year in which all members were not in attendance. Proxies in attendance without specific instructions should be counted as absent:

Number of absences of board members during the year	11
% of absences with respect to the total number of votes during the year	7.746

B.1.31. Indicate whether the individual and consolidated annual accounts submitted to the Board for its approval are previously certified:

NO

Identify, if applicable, the person or persons who certified the individual and consolidated annual accounts of the Company, for submission to the Board:

B.1.32. Explain, if they exist, the mechanisms established by the Board of Directors to prevent the annual and consolidated accounts from being submitted at the Shareholders' Meeting with provisos in the Auditor's Report.

Pursuant to article 24.4.b) of the Board of Directors Regulation, the Audit Committee has the following competences in connection with the preparation and publication of the Company's financial information

i. Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

iii. Oversee the preparation and presentation of financial information regulated.

Likewise, article 40 of the Board of Directors Regulation provides that_

1. The Board of Directors shall refrain from proposing the appointment or renewal of an auditing firm when the fees to be paid to that firm by the Company for all of its services exceed five percent of the auditing firm's annual earnings, based on an average for the last five years.

2.- The Board of Directors shall disclose the total amount of fees that the Company has paid to the auditing firm, distinguishing between auditing fees and payments for other services. The Annual Report on annual accounts shall further contain a breakdown of amounts paid to the auditors, to companies in the auditor's group, or to any other company that the auditor may be associated with through common ownership, management or control.

B.1.33. Is the Secretary of the Board of Directors likewise a Director?

NO

B.1.34 Explain the procedures for the appointment and removal of the Secretary to the Board, indicating whether the Nominations Committee issued an opinion and the Board approved his appointment and removal.

Procedure for appointment and removal
Pursuant to Article 13 of the Board of Directors Regulation, the Board of Directors appoints a secretary, who must be a lawyer and need not be a member of the Board. The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors. Likewise, and in accordance with Article 25.3 of the Board of Directors Regulation, one of the main responsibilities of the Nomination and Compensation Committee is to issue an opinion concerning the Board of Directors' proposal for the appointment of the secretary and deputy secretary of the board.

Does the Nomination Committee issue an opinion concerning the appointment?	YES
Does the Nomination Committee issue an opinion concerning the removal?	NO
Is the appointment approved by the full Board?	YES
Is the removal approved by the full Board?	YES

Is the Secretary to the Board specifically responsible for overseeing compliance with good governance recommendations?

YES

Observations
Yes, with regard to the recommendations accepted by the Company and including in its internal regulations.

B.1.35. Indicate, if applicable, the mechanisms established by the Company to preserve the independence of auditors, financial analysts, investment banks and rating agencies.

Pursuant to article 24.4.c) of the Board of Directors Regulation, the Audit Committee has the following competences in connection with the external Auditor of the Company

i. To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

ii. To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

iii. To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

iv. To receive from the external auditors any information about all the issues that may compromise the Auditor's independence. In any event, the Committee shall receive every year written confirmation from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

v. Pre-approve, before its execution, any engagement with the Company's Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

vi. To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

Likewise, article 40 of the Board Regulations stipulates that:

1. The Board of Directors shall refrain from proposing the appointment or renewal of a firm of auditors when the fees paid by the Company for all of its services represent more than 5% of the annual income of that auditing firm, based on the average for the last five years.

2. The Board of Directors shall publicize the total fees that the Company has paid to the auditors, differentiating between fees for auditing company accounts and those paid for other services rendered. The Annual Report of company accounts must likewise include a breakdown of the fees paid to auditors, as well as those paid to any company belonging to the firm of auditor's corporate group or to any company sharing common property, management or control with the Company's auditors.

B.1.36 Indicate whether during the financial year the company has changed external auditors. If so, specify the former and present auditors:

NO

Former auditor	Current auditor

In the event there were discrepancies with the former auditor, explain the nature of those discrepancies:

NO

B.1.37. Indicate whether the auditing firm renders other non-auditing services to the Company and/or its corporate group and, if so, state the amount of fees paid for those services and the percent that this represents of the total fees invoiced to the Company and/or its group.

YES

	Company	Group	Total
Amount paid for non-auditing services (Euros 000)	379	630	1,009
Amount paid for non-auditing services / Total amount invoiced by the auditing firm (%)	46.40	24.80	30.06

B.1.38. Indicate whether the report on the audit of the annual accounts for the previous year contained any reservations or qualifications. If so, indicate the reasons provided by the chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

NO

B.1.39. Indicate the number of consecutive years that the present auditing firm has audited the annual accounts of the Company and/or its group. Likewise indicate the percent that the number of years with this auditing firm represents with respect to the total number of years that the annual accounts have actually been audited.

	Company	Group
Number of consecutive years	22	21

	Company	Group
Number of years audited by the present auditing firm / Number of years that the Company has been audited (%)	100.00	100.00

B.1.40. Indicate the shareholdings that members of the Board of Directors of the Company have in entities engaged in the same, similar or complementary activities as those comprising the Company or the Company's group's corporate purpose, of which the Company has been informed. Likewise indicate the positions that they hold or functions that they perform in those entities:

Director's Name	Name of the entity in question	% Share	Position or functions
JUAN LUIS CEBRIAN ECHARRI	SOCIETE EDITRICE DU MONDE	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	MEDIASET ESPAÑA COMUNICACIÓN, S.L.	0.000	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	LE MONDE LIBRE	0.000	DIRECTOR
MANUEL POLANCO MORENO	V-ME MEDIA INC	0.000	DIRECTOR
MANUEL POLANCO MORENO	MEDIASET ESPAÑA COMUNICACIÓN, S.L	0.000	DEPUTY CHAIRMAN
FERNANDO ABRIL-MARTORELL HERNANDEZ	TELECOMUNICACOES DE SAO PAULO SS-TELESP	0.000	DIRECTOR
ARIANNA HUFFINGTON	AOL, INC	0.000	CHAIRMAN AND CHIEF OF "THE HUFFINGTON POST MEDIA GROUP"
GREGORIO MARAÑON Y BERTRÁN DE LIS	UNIVERSAL MUSIC SPAIN, S.L.	0.000	CHAIRMAN
HARRY SLOAN	ZENIMAX MEDIA INC	1.910	DIRECTOR
JOSE LUIS MALDONADO	PUNTO Y SEGUIDO, S.A.	0.050	--
NICOLAS BERGGRUEN	SOCIETE EDITRICE DU MONDE	0.000	DIRECTOR

B.1.41. Indicate whether there is a procedure for Directors to obtain outside counsel and, if so, describe that procedure.

YES

Description of the Procedure
The Board Regulations incorporate this principle in the following terms: "Directors shall have broad powers to obtain information and counsel that they may need with regard to any aspect of the Company, provided that it is required in the fulfillment of their duties." (Article 27). Likewise, article 28 establish that in order to be assisted in exercising their functions, any Director may request the hiring, under the Company cost, legal, accounting, technical, financial, commercial or other experts. The engagement must deal with specific problems of certain importance and complexity that arise in the performance of their duties. The application for hire will be channeled through the President or Secretary of the Board of Directors, who may subject to prior approval of the Board of Directors, which may be denied when there are reasons that justify it. Articles 14 and 23 of said Regulation respectively establish that the Delegated Commission and the Committees may

seek outside advice when they deem it necessary for the fulfillment of their obligations.

B.1.42. Indicate whether there is a procedure for Directors to obtain the information they need in sufficient time to enable them to prepare for the meetings of the governing bodies and, if so, describe that procedure:

YES

Description of the Procedure
Pursuant to article 13 of the Board of Directors Regulation the Secretary shall ensure the proper functioning of the Board. Likewise, article 15 of the Board of Directors Regulation provides the call for meetings of the Board of Directors, which shall be sent a minimum of seven (7) days in advance of the meeting, shall always include the agenda for the meeting and that the Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors. Article 27 of the Board of Directors Regulation provides that Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested. Furthermore, the Chairman of the Board shall ensure that all directors receive all documentation to be distributed at meetings of the Delegated Committee and the various committees and their respective minutes. Article 32 of the Board of Directors Regulation includes within the general obligations of the Directors, that of being informed about and adequately prepare for the meetings of the Board and the committees on which they serve (including, if applicable, the Delegated Commission).

B.1.43. Indicate whether the company has rules (and if so, describe those rules) compelling directors to inform and, if warranted, resign in circumstances that may damage the prestige and reputation of the company:

YES

Description of the Procedure

As established in section 21.2. of the Rules of the Board of Directors, Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a) When they are subject to any of the legally-established prohibitions or grounds for disqualification or cease.

b) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director loses his respective status as such.

e) When in the course of a year they fail to attend physically to more than two meetings of the Board of Directors, of the Delegated Commission or to the Committees which they participate, which one of them must be necessarily of the Board, without just cause, in the opinion of the Board, the delegated Committee or the Committees to whom he/she participates.

f) When the belonging to the Board for lack of fitness, in the manner described in Article 33.5 of these Regulations, may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

B.1.44. Indicate whether any member of the Board of Directors has informed the company that he has been prosecuted or that proceedings have been brought against him for any of the offenses listed in Article 124 of the Corporations Law:

NO

Indicate whether the Board of Directors has analyzed the case. If so, explain the grounds for the decision as to whether the director should continue in his post.

NO

Decision adopted	Grounds for the decision

B.2. Committees of the Board of Directors

B.2.1. List all Committees of the Board of Directors and their members:

DELEGATED COMMITTEE

Name	Position	Classification
MR. JUAN LUIS CEBRIÁN ECHARRI	CHAIRMAN	EXECUTIVE DIRECTOR
MR. FERNANDO ABRIL-MARTORELL	MEMBER	EXECUTIVE DIRECTOR
MR. GREGORIO MARAÑON Y BERTRAN DE LIS	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR. MANUEL POLANCO MORENO	MEMBER	EXECUTIVE DIRECTOR
MR. MARTIN FRANKLIN	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS

MR. ALAIN MINC	MEMBER	INDEPENDENT EXTERNAL DIRECTOR

AUDIT COMMITTEE

Name	Position	Classification
MR. JUAN ARENA DE LA MORA	CHAIRMAN	INDEPENDENT EXTERNAL DIRECTOR
MRS. AGNES NOGUERA BOREL	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. ALAIN MINC	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR. EMMANUEL ROMAN	MEMBER	INDEPENDENT EXTERNAL DIRECTOR

NOMINATION AND COMPENSATION COMMITTEE

Name	Position	Classification
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	CHAIRMAN	INDEPENDENT EXTERNAL DIRECTOR
MR. BORJA PEREZ ARAUNA	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. MARTIN FRANKLIN	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS

CORPORATE GOVERNANCE COMMITTEE

Name	Position	Classification
MR. ERNESTO ZEDILLO	CHAIRMAN	INDEPENDENT EXTERNAL DIRECTOR
MRS ARIANNA HUFFINGTON	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR JOSE LUIS LEAL	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MRS AGNES NOGUERA BOREL	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS

B.2.2 Indicate whether the Audit Committee performs the following duties:

Supervision of the preparation and integrity of the company's, and if applicable, the group's financial information, monitoring compliance with regulatory requirements, the appropriate composition of the consolidation perimeter and the correct application of accounting rules	YES
Periodic review of internal control and risk management systems, so that the main risks are adequately identified, managed and notified	YES

Ensuring the independence and accuracy of the operations of the internal audit department; proposing the selection, appointment, reelection and removal of the head of the internal audit department; receiving periodic information concerning audit activities; and verifying that senior managers take into account the conclusions and recommendations contained its reports	YES
Setting up and supervising a mechanism whereby employees may confidentially and, if deemed appropriate, anonymously notify the company of any potentially relevant irregularities within the company, particularly financial or accounting irregularities, of which they may be aware	YES
Submission to the Board of Directors of proposals for the selection, appointment, reelection and substitution of the external auditor, as well as the conditions of its contract	YES
Receiving regularly from the external auditor information concerning the audit plan and the results of its application, and verifying that senior managers take its recommendations into account	YES
Ensuring the independence of the external auditor	YES
In the case of group companies, encouraging the group auditor to assume responsibility for auditing group companies.	YES

B.2.3. Describe the rules governing the organization and functions, as well as the responsibilities attributed to each of the board committees.

DELEGATED COMMITTEE

The rules governing the organization and operations of the Delegated Committee that are described below are contained in articles 5 and 14 of the Board of Directors Regulations:

The Delegated Committee shall comprise no more than eight board members and shall be presided by the Chairman of the Board of Directors. Appointment of the members of the Delegated Committee shall be made upon a proposal from the Chairman of the Board of Directors and a two-thirds favorable vote of board members.

The composition of the Delegated Committee with regard to the type of directors shall be similar to that of the Board of Directors.

Members of the Delegated Committee shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.

The Secretary of the Board shall act as Secretary of this Committee.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, and under the provisions of Art. 5 of this Rules, all powers of the Board of Directors that may legally be delegated shall be delegated to the Delegated Committee. As provided for in that rule, the decisions that must be submitted to the Board of Directors and that may be legally delegated to the Delegated Committee may be taken by it for urgency reasons, which must be justified in the next Board meeting to be held. Said decisions are the following: i) Financial information related to listed securities that the Company must disclose periodically; ii) The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet; iii) Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies, iv) Motions or resolutions for capital increases or reductions. Any other changes in capital structure; v) Strategic alliances of the Company or its controlled companies; vi) The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens; vii) Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company; viii) The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts; ix) Authorization of

linked transactions in the terms provide for in this Regulation; x) Periodic evaluation of the performance and composition of the Board of Directors and the senior management.

The Delegated Committee shall meet at least six times a year and at any time that, in the opinion of the Chairman, company interests warrant a meeting or when two or more members of the Delegated Committee request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

A Committee meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Delegated Committee members present or represented by proxy.

When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Delegated Committee, provided that they are compatible with the Committee's nature and functions.

When requested to do so by the Chairman of the Committee, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend committee meetings, having voice but no vote

The Delegated Committee shall keep minutes of its meetings in the terms provided for the Board of Directors.

The Delegated Committee shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Delegated Committee. All board members shall receive a copy of the minutes of the Delegated Committee's meetings.

The Delegated Committee may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.

<u>CORPORATE GOVERNANCE COMMITTEE:</u>

The rules governing the organization and operations of the Corporate Governance Committee that are described below are contained in Article 21 ter of the Bylaws and Article 26 of the Board Regulations:

The Corporate Governance Committee shall consist of a minimum of three (3) and a maximum of five (5) external or non executive directors. The appointment and removal of Committee members will be made by the Board of Directors upon a motion from the Chairman of the Board. Members of the Corporate Governance Committee will cease when they do so in their capacity as Directors or as otherwise agreed by the Board of Directors.

The Chairman of the Committee shall be elected by the Board of Directors from among its independent directors.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, if any, shall act as Secretary of the Committee and in case of absence, any member of the Committee.

The Corporate Governance Committee shall have the following competences:

a) Regarding the composition of the Board of Directors and Board Committees:
   i. Propose the appointment of independent directors.
   ii. Propose the qualification of directors into the categories of executive, external proprietary, external independent and other directors, when the appointment or renewal of the directors is going to be executed by the General Shareholders Meeting or when that classification is revised annually in the Corporate Governance Report.
   iii. Inform on the removal of executive and independent directors, when the Board of Directors propose the decision to the Shareholders Meeting or when occurs justa causa due to a breach of the director of the duties inherent to his/her position and when is carrying out a disciplinary procedure that could mean the removal of the director.
   iv. Report, together with the Nomination and Compensation Committee, on proposals for the appointment of the Chairman and Vice Chairman, Chief Executive Officer, and members of the Delegated Committee and other committees of the Board of Directors.
   v. Evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.
   vi. Report to the Board on issues of gender diversity in relation to the composition of the Board.
   vii. Submit to the Board of Directors, a report evaluating the performance and composition of the Board and the performance of their duties by the Chairman and the Chief Executive of the Company.

b) In connection with the strategy of corporate governance and corporate social responsibility of the Company:

i. Promoting corporate governance strategy of the Company.
ii. Know, promote, guide and monitor the performance of the Company regarding corporate social responsibility and sustainability and corporate reputation and to report thereon to the Board and Delegated Committee as appropriate.
iii. Inform and propose to the Board the approval of the Corporate Governance Report.
iv. Inform and propose to the Board the approval of the annual corporate social responsibility report and, in general, issue reports and develop actions in the field of corporate social responsibility and sustainability, in addition, in accordance with corporate governance of the Company and when being asked by the Board of Directors or its Chairman.

c) In connection with the internal rules of the Company:
i. Propose to the Board the approval of a Code of Ethics
ii. Propose to the Board the approval of a Code of Conduct of the employees.
iii. Report on proposals for amending the Bylaws, Rules of the Board, Rules of the Shareholders Meetings, Rules of Operation of the Shareholders Electronic Forum, the Internal Rules of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company.
iv. Review the implementation of the Board Rules, the Internal Rules of Conduct, the Code of Conduct of the employees and, in general, the rules of governance of the Company and to make proposals for their improvement.

d) In connection to transactions with related parties to the Company and companies of the Group:
i. Report of transactions of the company with a significant shareholder, prior to its approval by the Board.
ii. Report professional or commercial transactions of directors, prior to its approval by the Board.
iii. Authorize transactions by persons related to directors under the terms provided for in Article 33 of this Regulation.

e) Other competences:
i. Review compliance policies and propose all necessary measures for its strengthening.
ii. Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.
iii. Exercise all other powers granted to the Committee in this Regulation.

The Committee shall meet whenever the Board of Directors of the Company or the Delegated Committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman, be appropriate for the proper performance of its functions.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

NOMINATION AND COMPENSATION COMMITTEE

The rules governing the organization and operations of the Nomination and Compensation Committee that are described below are contained in Article 21 quater of the Bylaws and Article 25 of the Board Regulations:

The Nomination and Compensation Committee shall have a minimum of three (3) and a maximum of five (5) external directors. The appointment and removal of the Committee members will be determine by resolution of the Board of Directors upon a motion from the Chairman.

The Nomination and Compensation Committee may request the attendance of the company's Chief Executive Officer or any other officer or employee of the Company at its meetings.

The members of the Nomination and Compensation Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, if any, shall act as Secretary of the Committee and in case of absence, any member of the Committee.

The Nomination and Compensation Committee shall have the following core competencies:

a) Regarding the composition of the Board of Directors and Board Committees of PRISA and management bodies of its subsidiaries:

i. Report on proposals for appointment, reappointment and removal of directors.
ii. Report, together with the Corporate Governance Committee, on proposals for appointment of Chairman and Vice Chairman, Chief Executive Officer, members of the Delegated Committee and other committees of the Board of Directors.
iii. Report on the nomination of the Secretary and Deputy Secretary.
iv. Review and organize the succession of the chairman and chief executive of the Company and make recommendations to the Board of Directors to facilitate that such succession occurs in an orderly and well planned.
v. Report on proposals for appointment of representatives of the Society in the managing bodies of its subsidiaries.

b) In connection with the senior management of the Group:

i. Propose the definition of senior management.
ii. Report the appointment and removal of senior management.
iii. Approve contracts for senior management.
iv. Information and, where appropriate, issue reports on disciplinary action to senior management of the Company.

c) In relation to the compensation policy:

i. Propose to the Board of Directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the Board and the Committees thereof, iii) the individual remuneration of executive directors and other conditions of their contracts and iv) a statement of compensation policy for Directors and senior management.
ii. Approve the key objectives linked with the variable compensation for executive directors and/or the management.
iii. Propose to the Board of Directors the compensation system for senior managers of PRISA and its subsidiaries and report to the Board about the liquidation of the variable compensation for them and to establish other incentive plans for them.
iv. Ensure compliance with the remuneration policy set by the Company.

d) Other competences

i. Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.
ii. Exercise all other powers granted to the Committee in this Regulation.

The Committee shall meet whenever the Board of Directors of the Company or the Delegated Committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman, be appropriate for the proper performance of its functions.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

AUDIT COMMITTEE:

The rules governing the organization and operations of the Audit Committee that are described below are contained in article 21bis of the Company Bylaws and Article 24 of the Board of Directors Regulations:

The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors. At least one member of the Committee shall be independent and shall be appointed taking into account his/her knowledge and experience in accounting, auditing or both.

Additionally, to the extent that the Company's securities are listed, directly or indirectly through other financial instruments, in the New York Stock Exchange (NYSE), the Company will adjust the composition of the Committee to the rules established by United States of America laws and the NYSE.

The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee chairman shall be replaced every four years, and may be re-appointed one year after having left the post.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary or any member of the Committee, shall act as Secretary of the Committee.

The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

The Audit Committee shall have the following competences:

g) To report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

h) In connection with the preparation and publication of the Company's financial information

  a. Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

  b. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

  c. Oversee the preparation and presentation of financial information regulated.

  d. Review any admission or trading prospectus, and the information on the financial statements to be filed by the Board to the markets and to the Regulators.

i) In connection with the external Auditor of the Company

  a. To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

  b. To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

  c. To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

  d. To receive from the external auditors any information about all the issues that may compromise the Auditor's independence. In any event, the Committee shall receive every year written confirmation from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

  e. Pre-approve, before its execution, any engagement with the Company's Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

  f. To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

j) In connection with the Internal Audit services

  a. To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

  b. To oversee internal auditing services and the annual report of the Internal Audit Department.

k) Other competences

a. To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests

b. To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

c. To exercise all other powers granted the committee in this Regulation.

d. To approve an annual report about the Committee performance and propose to the Board the edition when the Shareholders is called.

The Audit Committee shall establish and oversee a procedure which may allow to communicate to the Company the relevant irregularities, specially financing and accounting, in the Company. When these claims are presented by Company or its Group employees, this mechanism will be confidential, and when appropriate, anonymous.

The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

B.2.4. Indicate, if applicable, the advisory powers and, if applicable, powers that have been delegated to each of the committees:

Committee Name	Brief Description
DELEGATED COMMITTEE	HAS BEEN DELEGATED ALL BOARD POWERS THAT MAY LEGALLY BE DELEGATED
AUDIT COMMITTEE	FOR ADVISORY POWERS, SEE B.2.3 ABOVE. NO DELEGATED POWERS HAVE BEEN ATTRIBUTED TO THIS COMMITTEE.
CORPORATE GOVERNANCE COMMITTEE	FOR ADVISORY POWERS, SEE B.2.3 ABOVE. NO DELEGATED POWERS HAVE BEEN ATTRIBUTED TO THIS COMMITTEE.
NOMINATION AND COMPENSATION COMMITTEE	FOR ADVISORY POWERS, SEE B.2.3 ABOVE. NO DELEGATED POWERS HAVE BEEN ATTRIBUTED TO THIS COMMITTEE.

B.2.5. Indicate, if applicable, whether there are board committee regulations, and if so, where they are available for consultation and any amendments made to them during the financial year. Likewise indicate whether any non-mandatory annual reports are issued concerning the activities of each committee:

Committee Name
DELEGATED COMMITTEE
Brief Description
Its composition, operations and powers are set forth in the Board of Directors Regulation, which is available on the company website (www.prisa.com).

Amendments to the Board of Directors Regulation implemented in 2012 that affect this committee are detailed in section B.1.18 above.

Committee Name
CORPORATE GOVERNANCE COMMITTEE
Brief Description
Its composition, operations and powers are set forth in article 21 quater of the Bylaws and in article 26 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

On May 2012 the Corporate Governance Committee published a report on its functions and activities during the 2011 financial year.

Committee Name
NOMINATION AND COMPENSATION COMMITTEE
Brief Description
Its composition, operations and powers are set forth in article 21 ter of the Bylaws and in article 25 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

On May 2012 the Nomination and Compensation Committee published a report on its functions and activities during the 2011 financial year.

Committee Name
AUDIT COMMITTEE
Brief Description
Its composition, operations and powers are set forth in article 21 bis of the Bylaws and in article 24 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

On May 2012 the Audit Committee published a report on its functions and activities during the 2011 financial year.

B.2.6. Indicate whether the composition of the Executive Committee reflects the Board Member's holdings within their category:

NO

If not, explain the composition of the Executive Committee
There is a predominance of executive directors in the Delegated Commission (3 of its members have this nature) and likewise it is composed by 1 director representing significant shareholdings and 2 independent directors. The Board of Directors is composed by 3 executive directors, 4 directors representing significant shareholdings, 7 independent directors and 1 other external director.

C. RELATED-PARTY TRANSACTIONS

C.1 Indicate whether the Board in full has reserved the right to approve the company's transactions with directors, significant shareholders or those represented on the Board, or persons related thereto, after having received the favorable opinion of the Audit Committee or any other committee performing that function:

YES

C.2. Describe relevant transactions that entail a transfer of resources or obligations between the Company or its subsidiaries and the Company's significant shareholders:

C.3. Describe relevant transactions that entail a transfer of resources or obligations between the Company or its subsidiaries and the managers or directors of the Company.

Manager's or Director's Name	Name of the Company or Entity in its Group	Nature of the Relationship	Type of Transaction	Amount (Euros 000)
GREGORIO MARAÑÓN Y	PRISA TELEVISION,	Contractual	PROVISION OF SERVICES	90

BERTRAN DE LIS	S.A.U			
MATIAS CORTES DOMINGUEZ	PRISA TELEVISION, S.A.U	Contractual	PROVISION OF SERVICES	2,161
MATIAS CORTES DOMINGUEZ	PROMOTORA DE INFORMACIONES, S.A.	Contractual	PROVISION OF SERVICES	401

C.4. Describe any relevant transactions between the Company and other of its group entities that are not compensated in the consolidated financial statements and whose objectives and conditions are not a part of the Company's normal operations:

Name of the Group Entity	Brief Description of the Transaction	Amount (Euros 000)
BERALAN, S.L.	DISTRIBUTION, TRANSPORTATION AND LOGISTICS SERVICES RENDERED BY BERALAN, S.L. TO PRINT MEDIAS OF PRISA GROUP.	418
BERALAN, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR THE PURCHASE OF COPIES AND PROMOTIONS BY BERALAN, S.L.	7,879
DISTRIMEDIOS, S.L.	DISTRIBUTION, TRANSPORTATION AND LOGISTICS SERVICES RENDERED BY DISTRIMEDIOS TO PRINT MEDIAS OF PRISA GROUP.	1,292
DISTRIMEDIOS, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR THE PURCHASE OF COPIES AND PROMOTIONS BY DISTRIMEDIOS, S.L.	10,183

DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A.	DIVIDENDS PAID BY DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. TO ITS SHAREHOLDER MEDIASET ESPAÑA COMUNICACIÓN, S.A.	19,933
DÉDALO GRUPO GRAFICO, S.L.	PROVISION OF PRINTING SERVICES BY SEVERAL COMPANIES IN WHICH DEDALO GRUPO GRAFICO, S.L. HAS HOLDINGS, TO SEVERAL COMPANIES IN WHICH PRISA HAS HOLDINGS.	3,664
EDICIONES CONELPA, S.L.	PURCHASE OF MAGAZINES BY EDICIONES EL PAIS, S.L. TO EDICIONES COELPA, S.L	1,622
EDICIONES CONELPA, S.L.	LOAN FOR A TOTAL OF 2,268,000 €, GRANTED BY EDICIONES EL PAIS, S.L. TO THE COMPANY IN WHICH IT HOLDS HOLDINGS, EDICIONES CONELPA, S.L.	2,268
GELESA GESTION LOGISTICA, S.L.	DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY GELESA GESTION LOGISTICA TO THE PRINT MEDIA OF PRISA GROUP	7,732
GELESA GESTION LOGISTICA, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES BY GELESA GESTION LOGISTICA	33,584
LE MONDE LIBRE	PRISA PROVIDED A JOINT AND SEVERAL GUARANTEE TO LE MONDE LIBRE, AMOUNTING TO 12,801,000 EUROS, THAT CORRESPOND TO THE AMOUNT OF THE OBLIGATIONS ACQUIRED BY THE COMPANY FROM SUCH HOLDERS OF OBLIGATIONS REIMBURSABLE BY SHARES, ISSUED AT THE TIME BY LE MONDE.	12,801
MARINA PRESS DISTRIBUCIONES, S.L.	DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY MARINA PRESS DISTRIBUCIONES, S.L. TO THE PRINT MEDIA OF PRISA GROUP	1,330

MARINA PRESS DISTRIBUCIONES, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES BY MARINA PRESS DISTRIBUCIONES, S.L.		9,550
MEDIASET ESPAÑA COMUNICACIÓN, S.A.	PURCHASES OF RIGHTS AND ADVERTISING BY SEVERAL COMPANIES IN WHICH PRISA HAS HOLDINGS, TO MEDIASET ESPAÑA COMUNICACION, S.A. AND IST PARTICIPATED COMPANIES, AS WELL AS TECHNICAL AND ADMINISTRATIVE SERVICES RENDERED BY THESE COMPANIES		745
MEDIASET ESPAÑA COMUNICACIÓN, S.A.	INCOMES RECEIVED BY SEVERAL COMPANIES IN WHICH PRISA HAS HOLDINGS, FOR TECHNICAL AND ADMINISTRATIVE SERVICES RENDERED TO EITHER MEDIASET COMUNICACIONES ESPAÑA, SA AND ITS PARTICIPATED COMPANIES, AS WELL AS FOR SALE OF ADVERTISING SPACE AND RIGHTS TO THESE COMPANIES.		29,914
PLURAL JEMPSA, S.L.	LOANS FOR A TOTAL OF 1,171,000 €, GRANTED BY SEVERAL COMPANIES OF GRUPO PRISA TO PLURAL JEMPSA.		1,171
PRISA TELEVISION, S.A.U	REVENUE SHARE OF REAL MADRID CLUB SPONSORSHIP AND MERCHANDISING, FROM THE COMPANY REAL MADRID GESTIÓN DE DERECHOS, S.L. IN WHICH PRISA TELEVISION HOLDS AN INTEREST.		12,034
PRISA TELEVISION, S.A.U	COSTS RELATED TO THE PARTICIPATION IN THE INCOMES OF THE COMPANY REAL MADRID GESTIÓN DE DERECHOS, S.L. IN WHICH PRISA TELEVISION HOLDS AN INTEREST, FOR SPONSORSHIP AND MERCHANDISING OF CLUB REAL MADRID		2,650
PRISA TELEVISION, S.A.U	DIVIDENDS RECEIVED BY PRISA TELEVISION, S.A.U FOR ITS SHAREHOLDINGS IN MEDIASET ESPAÑA COMUNICACIÓN, S.A.		9,734
SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L.	DIVIDENDS PAID BY SISTEMAS RADIOPOLIS, S.A. DE CV TO ITS SHAREHOLDER SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L.		3,993
SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L.	LOANS GRANTED BY SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L. TO THE COMPANIES IN WHICH IT HOLDS HOLDINGS, W3COMM CONCESIONARIA, S.A. DE CV AND GREEN EMERALD BUSINESS INC.		4,567

VAL DISME, S.L.	DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY VAL DISME, S.L. TO THE PRINT MEDIA OF PRISA GROUP.	1,027
VAL DISME, S.L.	INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES AND PROMOTIONS BY VAL DISME, S.L.	12,942

C.5. Identify, if applicable, any circumstances in which company directors are involved that may constitute a conflict of interest, pursuant to the provisions of Article 127ter of the Corporations Law.

YES

Director`s name	Description of the conflict of interest
Matías Cortés Domínguez	Approval of his professional services by the Board of Directors

C.6. Describe the mechanisms in place to detect, determine and resolve possible conflicts of interest between the Company and/or its group and its directors, managers and significant shareholders.

Pursuant to Article 33 of the Board of Directors Regulations:

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of "Promotora de Informaciones, S.A. and its Group Companies' Internal Code of Conduct Concerning Securities Market Transactions."

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors after it has considered the opinion of the Corporate Governance Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee.

3.- Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

a) Those involving compliance with standard contract conditions applied extensively to multiple customers;

b) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

c) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

5.- Nonetheless, in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

Likewise, Article 35 of the Board Regulations provides that Directors may not provide their professional services to competitors of the Company, its subsidiaries or companies in which it has holdings. This excludes holding posts in companies that have a significant stable stake in the Company's shareholdings.

In other respects, Article 36 of the Board of Directors Regulations states that:

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 33.4 above.

With respect to the above and to ensure transparency, Article 37 of the Board of Directors Regulations provides that the Board of Directors shall include in its annual public reports a summary of the transactions carried out by the Company with its Directors and significant shareholders. This information shall detail the overall volume of the operations and the nature of the most relevant.

In addition, section V of the "Internal Code of Conduct of Promotora de Informaciones, S.A. and its Corporate Group Concerning Matters Involving Securities Markets" provides the following rules for the conflicts of interest:

5.1. All persons subject to this Internal Code of Conduct must promptly inform the Secretary General of any situations in which a conflict of interests may exist.

In that respect, notification must be made of any situations derived from their activities outside of GRUPO PRISA or those of related persons (to the extent defined in paragraph 5.2. below) that may conflict with the interests of GRUPO PRISA with regard to any specific action, service or operation with

i) financial intermediaries
ii) professional investors
iii) suppliers
iv) clients
v) competitors

5.2. With respect to paragraph 5.1 above, the following shall be considered related persons:

(i) a spouse or any person in a relationship that can be equated to marriage;
(ii) the ascendants, descendents and siblings of the person subject to this Code of Conduct or of his/her spouse;
(iii) the spouses of the ascendants, descendents and siblings of the person subject to this Code of Conduct;
(iv) the companies in which the persons subject to this Code of Conduct, either personally or through an intermediary, fall within any of the categories set forth in article 4 of Law 24/1988, of July 28, governing the Securities Market.

5.3. Those persons affected by a conflict of interest shall refrain from deciding, intervening or influencing decisions taken with respect to those actions, services or operations.

C.7 Are more than one of the group companies listed in Spain?

NO

Specify the subsidiary companies that are listed:

D. RISK CONTROL SYSTEMS

D.1. General description of the Company and/or its Group's risk policy, detailing and evaluating the risks covered by the system, together with the justification as to why these systems are deemed adequate for each type of risk.

Prisa Group's organizational structure and management processes are designed to compensate for the different risks that are inherent in its activities. Risk analysis and control are framed within the Group's management processes and, as such, involve all of the members of the organization in a supervisory environment that is complemented with preventive measures intended to ensure that Group objectives are fulfilled.

The Group continuously monitors the most significant risks that may affect the principal business units. To do so it uses a Risk Map as a tool that graphically represents the risks inherent in the Group, that is used to identify and

assess risks that affect the development of the different business units. The parameters evaluated in each risk to define their location on the risk map are the impact and the probability of occurrence of that risk. The identification of these risks and the operative processes in which each of the risks considered are managed are carried out by the General Managements of the business units, and added and homogenized by the Group's Internal Audit Office, which periodically reports the results to the Audit Committee. The respective managements of the business identify both those responsible for risk management and action plans and associated controls.

The principal risks considered within the framework of the Group's risk management policy can be classified in the following categories:

a. *Strategic risks*

b. *Business process risks*

c. *Financial management risks*

d. *Control of Risks Derived from the Reliability of Financial Information*

Control systems in place to evaluate, mitigate or reduce the principal risks of the Company and its group:

a. *Control of Strategic Risks*

The Chairman and the CEO are responsible for the day-to-day management of the Group, without prejudice to the general supervisory functions of the Board of Directors and its Executive Committee, to which all powers that may legally be delegated have been granted.

By authority of the Chairman and the CEO, Group management determines the Group's strategic plan, defining the objectives to be met for each business area, developmental goals and growth rates, based on both national and international market conditions, taking into consideration in those plans the appropriate risk levels for each business and market, based on the maturity and of the Group's positioning. The Group's general policies and strategies require the Board of Directors' prior authorization, mainly the strategic or business plan, as well as management objectives, the annual budgets and investment policies.

Compliance with the Strategic Plan and budgets are review periodically, analyzing the degree in which they are being fulfilled, evaluating deviations and proposing corrective measures. Managers from all business units are involved in this process, as well as the general and functional committees that issue their reports to senior group management.

b. *Control of Business Process Risks*

To develop and supervise business activity, the Group relies on a decentralized organization divided into specialized business units with coordinating entities such as the Management of Business Committee, which carry out analysis and supervisory functions with respect to the evolution of business activities, as well as the operational environment and problems of the business units.

The transactional business risks, as well as operational, commercial, legal, fiscal and other types of risks are monitored by the respective organizations of the business units, with supervisory mechanisms in place for each at the corporate level:

- *The risk inherent in the Group's operations in sectors highly regulated such as radio and television that, generally are presented in temporary administrative concession or license, and that in some countries contemplate limitations on ownership and transfer of companies in these sectors, is evaluated by the General Managements of the respective business units and at corporate level supervised by General Secretariat.*
- *Likewise, the risks associated with reliance on Group income macroeconomic cycle, mainly by advertising and circulation revenue for newspapers, are continuously monitored by the Commercial Managements of the business units, and by a specialized Advertising Committee, that evaluates the adequacy of the supply of services and products to customer requirements. In that regard, we should underscore that, in comparison with other companies in the sector, Group revenue is less dependent on*

advertising commercial cycles due to the Santillana publishing business and, above all, the pay television audiovisual business, which show periodic and recurring fluctuations.

- *In this regard, the risk on Pay TV revenues, which depends on the capability to offer audiovisual premium contents, in particular the sports rights, and mainly soccer competitions are managed by the General Audiovisual Management.*
- *En relation to the risks related to the products and services adaptation, changes over the distribution channels, or technological changes, are assessed in the Digital Committee, formed by the Digital Development Managers of the group and coordinated by Prisa Digital*
- *Otherwise, Tax Management supervises the compliance of the Tax requirements in every of the geographic and business segment where the group operates, and manages the potential risk of different interpretation of the laws that could be made by the Tax Authorities in each case, and the risk of recoverability of the tax assets.*
- *In addition the Transversal Business Committee coordinates the different business units that analyze business opportunities as well as joint actions.*

c. *Control of Financial Management Risks*

- Financing Risks

The Group's financial obligations are described in Note 12, "Financial Debt" in Prisa's 2012 Consolidated Annual Report. At 31 December 2012 the Group's bank borrowings amounted to 3.072 million euros.

In that regard, the Group's debt level involves certain payment obligations, interest payments and amortization of principal, as well as, derived from the financing contracts undertaken, compliance with a certain financial ratios and some operational limitations.

The level of indebtness increases the vulnerability to the economic cycle and the market trends, and reduces the capability of the group to afford new investments to adapt to the changing business environment.
For the risk management described, the group performs actions in order to reduce its financial debt, attend its financial obligations and strengthen its capital structure. In this regard during 2012 the group has issued a share-convertible bond for the amount of 434 million euros, the dividend for the class B shares has been modified, so it can be satisfied with cash, class A shares or a combination of both, and the main Prisa shareholders had converted 75 million of warrants.

Concerning the management of its short-term financial obligations, the Group envisions strictly following the maturity schedule for its financial debt, and financial ratios set forth in the financing agreements, as well as the evolution of revenues, in particular advertising and newspaper distribution revenues, due to its negative evolution and negative impact on cash flows and results, in addition to the availability of lines of credit and other means of financing that will enable it to cover its short, medium and long-term cash needs. In that regard, the Group maintains a centralized treasury management system for the Spanish subsidiaries, excluding the Pay TV subsidiaries controlled by the Treasury Account Committee that monitors the Group's expenditures weekly, as well as making periodic consolidated financial forecasts that have the objective of optimize available resources to meet the financial needs of each business and to service the debt.

Additionally the Capex Committee reviews monthly all the new investments over 30.000 euros for all business units.

- Exposure to Interest Rate Risks

The Group is exposed to interest rate fluctuations, since all of its debt with financial entities is at variable interest rates. In that regard, the Company, as far as credit facilities are available, takes out contracts to cover interest rate risk, basically by means of contracts that ensure maximum rates of interest.

- Exposure to exchange rate risks

The Group is exposed to exchange rate fluctuations, basically due to financial investments in American companies, as well as income and profit from those investments. During 2012 revenue from Latin America accounted for 26.72% of the Group's consolidated income.

In that regard, the Group is exposed to potential variations in the exchange rates of the different currencies in which it holds debt with financial institutions and international suppliers of television content for the acquisition of audiovisual rights. At December 31, 2012 the weight of non-euro currencies with respect to total Group financial debt is not significant.

In this context, and with a view to lessening this risk, as far as there are available credit facilities, based on its forecasts and budgets the Group maintains risk-coverage contracts to offset exchange rate variations (basically exchange risk insurance, forwards and currency options).

- Exposure to Risks Related to the Price of Paper

The Group is exposed to the possibility of variations in its results due to fluctuations in the price of paper, the essential raw material in printed media and edition of books. The Group has set up a strategic coverage program through which, by means of long-term contracts, it can cover the price of a given percentage of the volume of paper to be consumed in the mid-term. In 2012 paper consumption represented 2.70% of the Group's total operational expenditure excluding amortization expenses, provisions and impairments. .

d. *Control of Risks Derived from the Reliability of Financial Information*

During fiscal year 2011 the Group has implemented a system of internal control over financial reporting that meet with the requirements established in the section 404 of the Sarbanes-Oxley, mandatory for the Group since that Prisa shares traded in the New York Stock Exchange. The identification of the risks over financial reporting, control activities, that include those relating to the general controls of information technology, and monitoring of the control system are described in the Annex to the Annual Corporate Governance Report, in paragraph "Description of the main characteristics of internal control and risk management in relation to the process of issuance of the financial information".

D.2 Indicate whether during the financial year any of the different types of risks affecting the company or its group (operational, technological, financial, legal, reputational, fiscal …) have actually materialized:

YES

If so, indicate the circumstances that prompted the risk and whether established control systems were effective.

Risk materialized during fiscal year

During the fiscal year various financial risks have been materialized, mainly the impairment of the investment in pay television in Spain and the impact on revenues due to falling advertising market in Spain.

Reasons of materialization

The adverse macroeconomic situation during 2012 in Spain joined the change in the model of commercialization of the upcoming football season, as well as the increase of VAT on subscriptions to pay television from 8% to 21% have supposed a slowdown in the forecasts of income in pay television and market penetration. Regarding the advertising market in Spain during 2012 has sharpened its fall, which has impacted fundamentally a decrease of advertising revenue in the radio and the printed media of the Group.

Operation of control systems

The Group performs an ongoing monitoring of the investments and at least annually determines the impairment test of them. In relation to the deterioration of the advertising market in Spain, Commercial Management of

business units and Publicity Committee realize an ongoing analysis of the perspectives of evolution, and General Managements take measurements to diversify income and to adapt their costs to foreseen income.

D.3. Indicate whether there is a committee or other governing body in charge of establishing and supervising those control mechanisms:

SI

If so, explain its duties.

Name of committee or body	Description of its duties
Audit Committee	Article 24 of the Board of Directors Regulation includes the following competences of the Audit Committee: i. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit ii. Oversee the preparation and presentation of financial information regulated. iii. Review any admission or trading prospectus, and the information on the financial statements to be filed by the Board to the markets and to the Regulators.

D.4. Identify and describe the compliance processes for the different regulations governing your Company and/or its Group.

The Board of Directors Regulations state that:

- The Directors and senior management of the Company and its Group, have the obligation to be informed of, and comply with and compel compliance with these Regulations (Article 4).

- In any event, the Secretary of the Board of Directors shall ensure the formal and material lawfulness of all Board activities and that its procedures and rules of governance are obeyed (Article 13).

-Among others, the Audit Committee has the powers to Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management (Article 24).

Likewise and as provided for in article 24, the Audit Committee has established and oversees a procedure which allows to communicate to the Company the relevant irregularities, specially financing and accounting, in the Company. When this claims are presented by Company or its Group employees, this mechanism will be confidential, and when appropriate, anonymous.

- Among the powers of the Appointments and Remunerations Committee there is a power to receive information and, when warranted, issue reports to the senior company management concerning any disciplinary measure (Article 25).

- Among the powers of the Corporate Governance Committee there are the following powers in connection with the internal rules of the Company (article 26):

i. Propose to the Board the approval of a Code of Ethics

ii. Propose to the Board the approval of a Code of Conduct of the employees.

iii. Report on proposals for amending the Bylaws, Rules of the Board, Rules of the Shareholders Meetings, Rules of Operation of the Shareholders Electronic Forum, the Internal Rules of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company.

iv. Review the implementation of the Board Rules, the Internal Rules of Conduct, the Code of Conduct of the employees and, in general, the rules of governance of the Company and to make proposals for their improvement.

Likewise, the Corporate Governance Committee shall review compliance policies and propose all necessary measures for its strengthening.

Section 10 of the Internal Code of Conduct provides for the following:

10.1. In order to ensure compliance with the provisions of this Code, the Secretary General of GRUPO PRISA will have the following responsibilities and powers:

(i) To maintain, in coordination with the Director of Human Resources, an updated list of those persons subject to this Internal Code.
(ii) To receive and preserve communications reflecting transactions with respect to the Securities and to the securities of other companies included within the accounts consolidation perimeter of Promotora de Informaciones, S.A., from the persons subject to this Internal Code, and to annually request the interested parties to confirm the balances of the securities included in the corresponding file.
(iii) To bring any Relevant Information to the attention of the CNMV, following consultation with the Chairman or Chief Executive Officer.
(iv) To pay particular attention to the quotation of the Securities during the review or negotiation phases of any type of legal or financial transaction that could have a noticeable effect on the quotation of the Securities.
(v) To monitor news that the professional sources of financial information and the media issue and which could affect the evolution on the market of the Securities and, following consultation with the Chairman or Chief Executive Officer, to confirm or deny as the case may be, any public information on circumstances deemed to be relevant information.
(vi) To maintain a Central Register of Privileged Information.
(vii) Following consultation with the Chairman or Chief Executive Officer and pursuant to the provision of sections II and IX herein, to determine those who shall be subject to the Internal Code of Conduct.

10.2. In order to ensure compliance with this Code, the Director of Finances and Administration of GRUPO PRISA shall have the following responsibilities and powers:
(i) To have access to the communications referred to in section 10.1. ii) of this Code.
(ii) To bring any Relevant Information to the attention of the CNMV, following consultation with the Chairman or Chief Executive Officer.
(iii) To closely monitor the quotation of the Securities during the phases of review or negotiation of any type of legal or financial transaction that could have a noticeable affect on the quotation of the Securities.
(iv) To monitor the news issued by the professional sources of financial information and the media that may affect the evolution of the Securities in the market and, following consultation with the Chairman or Chief Executive Officer thereof, to confirm or deny as the case may be, any public information on circumstances deemed as Relevant Information.
(v) To execute, following consultation with the Chairman or Chief Executive Officer, the specific plans for the acquisition or transfer of its own Securities or those of the dominant company and to order and supervise the development of ordinary transactions on Securities, in accordance with the contents of Internal Code, and to make the official communications on the transactions on Securities undertaken pursuant to provisions currently in force.
(vi) To determine, following consultation with the Chairman or the Chief Executive Officer, those persons that are assigned to the Department of Finances and Administration and should be subject to this Internal Code.

- The Board of Directors shall take the measures necessary to ensure the distribution of the Shareholders' Meeting Regulations to shareholders by making them known to the National Stock Exchange Commission as relevant information, recording them on the Companies Register and publishing them on the Company's webpage (Article 25).

E. SHAREHOLDERS MEETING

E.1 Concerning the quorum required at Shareholders Meetings, indicate whether there are differences with respect to the minimum stipulated in the Corporations Law, and if so, explain.

NO

	% difference vs. quorum required pursuant to Article 102 LSA of the Corporations Law (general)	% difference vs. quorum required pursuant to Article 103 of the Corporations Law (special cases provided in Article 103)
Quorum required at initial meeting	0	0

Quorum required at adjourned meeting	0	0

E.2 Concerning rules for adopting corporate resolutions, explain whether there are differences with respect to those provided in the Corporations Law and, if so, explain:

YES

Description of the resolutions that require qualified majority	**Value**
See section below with description of the differences	75.000

Description of the differences:

Article 15 bis of the Bylaws provides that without prejudice to the provisions of law, the favorable vote of 75 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.

c) Winding-up and liquidation of the Company.

d) Suppression of preemption rights in monetary share capital increases.

e) Change of the management body of the Company.

f) Appointment of directors by the General Shareholders' Meetings, except when the nomination is by the Board of Directors.

E.3. Describe shareholders' rights with respect to General Meetings that differ from those established in the Corporations Law.

Pursuant to Article 15.b.) of the Company Bylaws, all shareholders holding at least 60 shares recorded in the corresponding share ledger five days prior to the meeting and who obtain the corresponding attendance card may attend the Shareholders' Meeting.

According to Article 15.h.) of the Company Bylaws, each share with voting rights represents one vote.

The Shareholders' Meeting Regulation likewise states that:

Shareholders or their representatives who arrive on the premises late, once admission to the Shareholders' Meeting has been closed in accordance with the time set for the commencement of the meeting, may enter the premises if the Company deems it warranted, but in no case may those shareholders be included in the list of attendees nor may they exercise the right to vote (Article 16.2).

The list of persons in attendance shall be made available to those shareholders who request it at the beginning of the Shareholders' Meeting (Article 16.6)

In order to be included in the minutes of the meeting, the shareholders present may express to the Notary any reservations or objections that they may have concerning whether the meeting is valid as held, or concerning the general numbers of the list of shareholders in attendance after it has been read aloud (Article 17.8).

Shareholders who wish their intervention at the meeting to be recorded verbatim in the minutes must simultaneously deliver it in writing to the Notary, so that he can compare the text to the shareholder's intervention, once it has concluded (Article 18.2).

E.4. Indicate, if applicable, the measures adopted to promote the participation of shareholders at the Shareholders' Meeting.

Those set forth in the Law.

E.5. Indicate whether the Shareholders' Meeting is presided by the Chairman of the Board of Directors. Explain, if applicable, the measures adopted to guarantee the independence and proper conduct of shareholders' meetings:

YES

Description of Measures
As provided in Articles 15 e) of the Bylaws and 14.2 of the Shareholders' Meeting Regulations, the Chairman of the Board of Directors shall act as chairman at the Shareholders' Meeting or, in his absence, the Vice Chairman, if any, or in the absence of both of them, the Director who is present and has the most seniority or, in the absence of all of the foregoing, a shareholder chosen by the other shareholders in attendance at the Meeting. In accordance with Article 26 of the Company Bylaws, in the event of the temporary absence or incapacity of the Chairman, the chair shall be assumed by the Deputy Chairman, if there is one, and if not, by a Director appointed by the Board. Measures to guarantee the independence and proper conduct of shareholders' meetings: The Shareholders' Meeting held on April 15, 2004 approved the "Regulations Governing the Shareholders' Meetings of Promotora de Informaciones, S.A. (Prisa)", which contains a series of measures to guarantee the independence and proper conduct of shareholders' meetings. These Regulations are available for consultation on the Company's webpage.

E.6. Indicate, if applicable, any amendments made to the Shareholders' Meeting Regulations during the financial year.

As indicated in next section E.8, the General Shareholders Meeting held on June 30, 2012 resolved to amend the Shareholders' Meeting Regulations in order to its adaptation to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and also to modify the system of majorities required to approve certain matters by the General Meeting, as a result of the amendment of Article 15 bis of the Bylaws.

E.7. Provide attendance statistics for the general shareholders' meetings held during the year to which the present report refers:

	Attendance Statistics				
Date of Shareholders' Meeting	**% physically present**	**% represented by proxy**	**% distance voting**		**Total**
			Vote by electronic means	**Others**	
30 June 2012	38.432	25.080	0.002	0.000	63.514

E.8. Briefly describe the resolutions adopted at the general shareholders' meetings held during the year to which this report refers, providing the percentage of votes cast to pass each resolution.

The following resolutions were adopted at the Shareholders' Meeting held on June 30, 2012:

First.- Approval of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report, both for the Company and its consolidated group, for the 2011 financial year, as well as the proposal for distribution of profits.

Second.- Approval of the Board of Directors' management of the Company during the 2011 financial year.

Third.- The appointment of DELOITTE S.L. as auditors of the accounts of the Company and its consolidated group was renewed for a term of one (1) year, in order to audit the financial statements that will be closed on December 31, 2012.

Fourth. – Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act.

Fifth.- Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

Sixth.- Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

Seventh.- Amendment of the minimum preferred dividend payment system for Class B non-voting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

Eight.- Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares.

Ninth.- Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

Tenth.- Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

Eleventh.-Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Twelfth.- Non-binding voting on the Remuneration Policy Report.
Thirteenth.- Delegation of Powers.

It is noted that, in accordance with Articles 103 and 293 of the Companies Act, agreements 7, 9 and 10 required the approval of the Class A and Class B shares.

The resolutions were adopted with the following percentage of votes in favor:

	% Votes in favor. Class A shares	% Votes in favor. Class B shares
Item 1	99.269	--
Item 2	99.261	--
Item 3	99.064	--
Item 4	99.273	--
Item 5	99.269	--
Item 6	99.269	--
Item 7	98.451	88.988
Item 8	98.508	--
Item 9	98.451	88.988
Item 10	98.450	89.482
Item 11	99.271	--
Item 12	89.751	--

Item 13	99.265	--

E.9 Indicate whether there are any restrictions in the company bylaws with respect to the minimum number of shares required to attend the Annual Shareholders Meeting:

YES

Number of shares required to attend the Annual Shareholders Meeting	60

E.10. Indicate and justify the policies followed by the Company with respect to proxy voting in shareholders' meetings.

Articles 8 (Proxies) and 9 (Proxy Solicitations of the Shareholders' Meeting Regulations) states that:

Article 8. Proxies:

8.1. Shareholders may authorize another person to act on their behalf as a proxy. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor´s signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) the standard form that for that purpose the company makes available to shareholders.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor´s signature, in one of the documents mentioned in the first paragraph of this article. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

If the proxy is filled in favor of the Board of Directors or if no names are expressly indicated, it will be understood that the proxy is granted to the Chairman of the Board.

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

8.2. If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

8.3. Proxy granted to persons ineligible to exercise this right pursuant to the Law shall be invalid and have no effect.

8.4. Proxy may also be granted by electronic means of distance communication according to the procedures set forth in Article 11.2. of this Regulation, provided that they are not incompatible with the type of proxy, and the shareholders' identity shall be verified with the same requisites provided in the aforementioned Article 11.2., the term set forth in Article 11.3. of this Regulation for the valid receipt of the proxy card likewise being applicable. To identify the proxy appointed by a shareholder, should be necessary to complete the identifying information required for such purposes in the electronic form.

8.5. Proxy may always be revoked, and will be considered to have been so if a shareholder who has granted proxy attends a meeting in person.

8.6. The proxy may act for more than one shareholder with no restrictions on the number of shareholders represented. Where a proxy represents several shareholders, the proxy may issue differing votes, depending on the instructions received from each shareholder.

8.7. The number of shares represented will count for the purposes of quorum at the general meeting.

8.8. The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable proxy to be granted electronically, and adjusting them when warranted to any norms that may be issued in that regard.

Specifically, the Board of Directors may (i) regulate the use of guarantees with respect to electronic signatures for granting proxy through electronic correspondence and (ii) set an earlier deadline for receiving proxies granted by mail or electronically.

8.9. The person presiding at the meeting and the secretary of the Shareholder's Meeting shall have broad powers to judge the validity of the documents or means used for authorizing proxies.

8.10. Likewise, a financial services entity, in its capacity as a professional financial intermediary, may exercise voting rights in a listed public limited company on behalf of its client, whether an individual or a legal entity, where the client appoints that entity as proxy. In this case, a financial intermediary may cast differing votes for its clients, in compliance with any differing voting instructions it receives. It must advise the Company, within the seven days before the date for which the general meeting has been called, of how it will vote, given notice of the identity of each client, the number of shares whose voting rights it will exercise on behalf of those clients, and the voting instructions that the intermediary has received, if any.

Article 9. Proxy Solicitations:

9.1. Proxy solicitations shall in all instances conform to the provisions of the Companies Act and all other applicable legislation.

9.2. In addition to compliance with the duties provided for by article 523 of the Capital Companies Act, in the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

In any case directors will be considered affected by a conflict of interest with respect to the following decisions:

- His appointment, re-appointment or ratification of his appointment to the Board of Directors.
- His dismissal, expulsion or removal from the Board of Directors.
- A derivative suit against him.
- The approval or ratification, when warranted, of related-party transactions between the Company and the director in question, or with companies he controls or represents, or with persons acting on his behalf.

E.11. Indicate whether the Company is aware of the policy of institutional investors to participate or not in Company decisions:

NO

E.12. Indicate the address and means for accessing corporate governance content on the company webpage.

www.prisa.com / Shareholders and Investors

F DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the company's degree of compliance with the recommendations of the Unified Code of Corporate Governance.

In the event of noncompliance with any of them, explain the recommendations, rules, practices or criteria that the company applies.

1. **The bylaws of listed companies shall not limit the number of votes cast by a single shareholder nor contain other restrictions that preclude taking control of a company by acquiring its shares on the market.**
   See sections: A.9, B.1.22, B.1.23 and E.1, E.2

Complies

2. **When both the parent company and a subsidiary are listed companies, both shall publicly and accurately define:**

   a) **Their respective areas of activity and the business dealings between them, as well the listed subsidiary's business dealings with the other group companies;**
   b) **The mechanisms in place to resolve possible conflicts of interest that may arise.**

See sections: C.4 and C.7

Not applicable

3. **Although not expressly required under company law, operations that result in a modification of company structure shall be submitted for approval at the annual shareholders meeting, especially the following:**

   a) **conversion of listed companies into holding companies through "subsidiarization" or reallocating to dependent companies core activities previously carried out by the originating company, even when the latter retains full control of the former;**
   b) **acquisition or disposal of key operating assets that would effectively alter the company's corporate purpose;**
   c) **operations that effectively result in the company's liquidation.**

Complies

4. **Detailed explanation of the resolutions to be adopted at the Annual Shareholders Meeting, including the information referred to in Recommendation 28 shall be made public when the Notice of Meeting is issued.**

Complies

5. **Separate votes shall be taken at annual shareholders meeting on matters that are materially different, so that shareholders may express their voting preferences separately. This rule is applied specifically to:**

   a) **Appointment and ratification of directors, which shall be voted on individually;**
   b) **With reference to amendments of the bylaws, votes shall be taken on each article or articles that are substantially independent.**

See section: E.8

Complies

6. Companies shall allow split votes so that financial intermediaries who are the shareholders of record acting on behalf of different clients may cast their votes according to their clients' instructions.

See section: E.4

Complies

7. The Board of Directors shall perform its duties with unity of purpose and independent criteria, afford all shareholders equal treatment, and be guided by the best interests of the company, which may be defined as constantly seeking to maximize the company's value over time.

The Board shall ensure that in its relationships with stakeholders, the company abides by all laws and regulations, fulfills its obligations and contracts in good faith, respects the customs and good practices of the sectors and territories in which it does business, and observes any additional principles of social responsibility that it has voluntary accepted.

Complies

8. The core components of the Board's mission shall be to approve the company's strategy and organize its implementation, as well as to supervise and ensure that management meets its objectives and pursues the company's interests and corporate purpose. In that regard, the Board in full shall approve:

a) The company's general policies and strategies, and in particular:

- **i) The strategic or business plan, management targets and annual budgets;**
- **ii) Investment and financing policy;**
- **iii) Design of the structure of the corporate group;**
- **iv) Corporate governance policy;**
- **v) Corporate social responsibility policy;**
- **vi) Remuneration and evaluation of the performance of senior management;**
- **vii) Risk control and management policy, as well as periodic monitoring of internal information and control systems.**
- **viii) Policy on dividends and treasury shares, and the limits applied thereto.**

See sections: B.1.10, B.1.13, B.1.14 and D.3

b) The following decisions:

- **i) At the proposal of the company's chief executive, the appointment and removal of senior managers, as well as their compensation clauses.**

See section: B.1.14.

- **ii) Remuneration of directors, as well as in the case of executive directors, additional compensation for their executive duties and other conditions that must be respected in their contracts.**

See section: B.1.14.

iii) **Financial information that listed companies must periodically disclose.**

iv) **Investments or operations of any nature, which due to the amount involved or their characteristics are considered as strategic, unless they require the approval of the shareholders at the annual meeting;**

v) **The incorporation or acquisition of interest in special-purpose entities or those domiciled in countries or territories considered tax havens, as well as any similar transactions or operations, which due to their complexity may impair the group's transparency.**

c) **Operations that the company conducts with directors, significant shareholders, shareholders represented on the board, or with persons related thereto ("related-party transactions").**
However, board authorization shall not be required for related-party transactions that simultaneously meet the following three conditions:

1. Those governed by standard-form contracts applied equally to a large number of clients;
2. Those made at prices or rates generally set by the supplier of the goods or services in question;
3. Those whose value does not exceed 1% of the company's annual revenue.
It is recommended that the Board approve related-party transactions only after having received a favorable opinion from the Audit Committee or, if applicable, any other committee exercising that function; and that directors affected by the transactions should neither vote nor be present at the meetings in which the Board deliberates and votes thereon.

It is recommended that the Board not be allowed to delegate the powers attributed to it herein, with the exception of those mentioned in sections b) and c), which for reasons of urgency may be exercised by a delegated committee, and subsequently ratified by the board in full.
See sections: C.1 and C.6

Partially complies

The company complies with all points with the exception of b) i). The Nomination and Compensation Committee has the authority to report the appointment and removal of senior management.

9. **In order to achieve effectiveness and full participation, it is recommended that the Board have no fewer than five and no more than fifteen members.**
See section: B.1.1

Explain

The Board of Directors is composed by 16 directors.

10. **External directors representing significant shareholdings and independent directors should constitute a broad majority of the Board, while the number of**

executive directors should be kept at a necessary minimum, taking into account the complexity of the corporate group and the percent of the executive directors' interests in the company's share capital.

See sections: A.2, A.3, B.1.3 and B.1.14.

Complies

11. **If there is any external director who cannot be considered as either independent or representing a significant shareholding, the company shall explain that circumstance and his relationships either with the company, management, or its shareholders.**

See section: B.1.3

Complies

12. **Among external directors, the relationship between the number of directors representing significant shareholdings and independent directors shall reflect the proportion existing between share capital represented by directors representing significant shareholdings and the rest of the company's capital.**

This criterion of strict proportionality may be relaxed so that the weight of significant shareholdings may be greater than the percentage of the total capital that they actually represent in the following cases:

1. **In large cap companies where few or no equity stakes meet the legal threshold to be considered significant shareholdings, but where there are shareholders with share packages having a high absolute value.**
2. **In companies in which many shareholders are represented on the board, and who are not otherwise related.**

See sections: B.1.3, A.2 and A.3

Complies

13. **Independent directors should comprise at least one third of all board members.**

See section: B.1.3

Complies

14. **The Board shall explain the nature of each director to the shareholders at the Annual Shareholders Meeting that is to ratify his/her appointment, and confirm or, if applicable, review that status annually in the Annual Report on Corporate Governance, after having verified it with the Nominations Committee. That report should likewise explain the reasons for appointing directors representing significant shareholdings at the request of shareholders holding less than 5% of capital stock; and explain the reasons, if applicable, for having denied formal requests for representation on the board from shareholders whose stake is equal to or higher than the stake of others whose requests to appoint directors representing significant shareholdings were granted.**

See sections: B.1.3 and B.1.4

Complies

15. **When there are few or no female directors on the Board, explain the reasons and the measures adopted to correct that situation, and, specifically, those that the Nominations Committee takes when filling new vacancies to ensure that:**

    a) **Selection procedures are not implicitly biased against the selection of female directors; and**
    b) **The company deliberately seeks and includes among potential candidates women who meet the required profile.**

See sections: B.1.2, B.1.27 and B.2.3.

Complies

16. **The Chairman, as the person responsible for the efficient operations of the Board, shall ensure that all directors receive in advance sufficient information, stimulate debate and the active participation of board members at board meetings, ensure that they can freely take sides and express their opinions, and organize and coordinate with the chairmen of the relevant committees periodic evaluations of the board, as well as, when applicable, the chief executive officer.**

See section: B.1 42

Complies

17. **When the Chairman of the Board is also the company's Chief Executive Officer, one of the independent directors should be empowered to request that a meeting of the board be called or that new items be included on the agenda, to coordinate and reflect the concerns of external directors and to direct the board's evaluation of the Chairman.**

See section: B.1.21

Explain

In addition to the Chairman, who may call a meeting of the Board of Directors as often as he deems warranted to ensure the proper functioning of the company, it is considered appropriate that two or more directors (whether independent or not), the Chief Executive Officer or the Delegated Committee may request that a meeting of the board be called (Article 22 of the Company Bylaws and Article 15 of the Board of Directors Regulation).

Likewise, with regard to give voice to the concerns of external directors, is considered that this possibility is sufficiently secured, since, according to Article 10 of the Board of Directors Regulation, the Chairman has to encourage active participation of the directors during the sessions of the Board, safeguarding their free opinion and expressing of opinion.

Lastly, it is considered appropriate, and so provides article 10 of the Board of Directors Regulation, that the Chairman organizes and coordinates with the Chairmen of the relevant committees the periodic evaluation of the Board, with the previous report of the Corporate Governance Committee (article 26 of the Board of Directors Regulation).

18. **The Secretary to the Board shall take special steps to ensure that the Board's actions:**

a) Adhere to the spirit and letter of the laws and their implementing regulations, including those issued by regulatory bodies;
b) Conform to the provisions of the Company Bylaws, Shareholders Meeting Regulation, Board of Directors Regulation and other company regulations;
c) Take into account the corporate governance recommendations contained in the Unified Code that the company has accepted.

And to ensure the Secretary's independence, impartiality and professionalism, his/her appointment and removal shall be submitted to the Nominations Committee for its opinion and approved at a meeting of the full board; and this procedure for appointment and removal should be set forth in the Board of Directors Regulation.

See section: B.1.34

Partially complies

It is not provided in that the Nomination and Compensation Committee reports with respect to the removal of the Secretary.

19. The Board shall meet with the frequency required to enable it to efficiently perform its functions, following a schedule of dates and matters to be determined at the beginning of the year, and each director shall be allowed to propose additional items on the agenda not initially included.

See section: B.1.29

Complies

20. Directors' absences from board meetings shall be kept to a minimum and shall be quantified in the Annual Report on Corporate Governance. Directors who have no choice but to appoint a proxy shall issue proxy voting instructions.

See sections: B.1.28 and B.1.30

Complies

21. When directors or the Secretary express concerns about a given proposal, or in the case of directors, about the performance of the company, and these concerns are not addressed by the Board, the person expressing those concerns may request that they be recorded in the minutes.

Complies

22. The Board shall evaluate annually:

a) The quality and efficiency of the Board's operations;
b) The performance of the Chairman of the Board and the Chief Executive Officer, based on the Nominations Committee report;
c) The performance of the board committees, based on the reports they submit.

See section: B.1.19

Complies

23. All directors shall be able to exercise their right to receive the additional information they deem warranted concerning matters of the Board's competence. Unless otherwise stipulated in the Bylaws or the Board of Directors Regulation, they should make such requests to the Chairman or Board Secretary.

See section: B.1.42

Complies

24. All directors shall have the right to obtain from the company the guidance they require in the performance of their duties. The company shall establish suitable channels for the exercise of this right, which in special circumstances may include outside assistance provided at the company's expense.

See section: B.1.41

Complies

25. Companies shall set up an orientation program to promptly provide new directors with sufficient knowledge of the company and its rules of corporate governance, while likewise offering directors ongoing training programs when circumstances so warrant.

Partially complies

In practice this information is provided without a formal program.

26. Companies shall demand that directors devote the time and effort necessary to efficiently perform their duties, and in that regard:

a) Require directors to inform the Nominations Committee of other professional obligations they have, in the event that they might interfere with the dedication their directorships require;

b) Establish limits as to the number of boards of directors on which their directors may sit.

See sections: B.1.8, B.1.9 and B.1.17

Partially complies

The company doesn´t limit the number of boards on which directors may sit.

27. The proposed appointment or reelection of directors that the Board submits at the Annual Shareholders Meeting, as well as their provisional appointment by cooptation, shall be approved by the Board:

a) At the proposal of the Nominations Committee in the case of independent directors.

b) After receiving the prior opinion of the Nominations Committee in the case of all other directors.

See section: B.1.2

Complies

28. Companies shall provide on their websites and maintain updated the following information concerning their directors:

a) Professional profile and biography;
b) Other boards of directors on which they sit, whether listed companies or otherwise;
c) Indication of the type of director, and in the case of directors representing significant shareholdings, the identity of the shareholders whom they represent or with whom they maintain business relations.
d) Dates of first and subsequent appointments as director, and;
e) Shares in the company or stock options that the director holds.

Complies

29. Independent directors shall not remain as such for a continuous period exceeding twelve years.

See section: B.1.2

Explain

It has not been considered necessary to establish a limit, since it is not clear why after twelve years a director would lose his independence.

30. Directors representing significant shareholdings shall resign when the shareholders they represent sell all of their interests in the company. They shall also do so when the shareholders in question reduce their shareholdings to the extent that would require a reduction in the number of directors representing those shareholders.

See sections: A.2, A.3 and B.1.2

Complies

31. The Board of Directors shall not propose the removal of any independent director before he concludes the term in office mandated in the bylaws for which he was appointed, unless after receiving the opinion of the Nominations Committee, the Board deems that there is just cause to do so. In particular, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post or incurs in any of the circumstances described in paragraph 5 of Section III of the definitions contained in the Code.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate operation resulting in changes in the company's capital structure warrant changes in the Board based on the proportionality criterion set forth in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

Complies

32. **Companies shall establish rules that oblige directors to inform and, if warranted, to resign in situations that may impair the credit and reputation of the company, and specifically, rules that oblige them to inform the Board of any criminal process in which they are indicted, as well as the progress of any subsequent proceedings.**

If a director is indicted or legal proceedings are commenced against him for any of the offenses set forth in Article 124 of the Corporations Law, the Board shall examine his case as soon as possible and, in view of the specific circumstances, decide whether the director should continue in his post. The Board shall provide details of the foregoing in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44

Partially complies

Article 21.2.2) of the Board of Directors Regulation provides that directors shall offer their resignations to the Board of Directors and, if the Board deems it warranted, effectively resign *"when based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a fast-track criminal proceeding."*

33. **All directors shall clearly express their opposition when they consider any proposed decision submitted to the Board to be contrary to the company's interests. Independent directors and others not affected by a conflict of interest shall do likewise when the decision in question could prejudice shareholders not represented on the Board.**

When the Board adopts significant or reiterated decisions about which a director has expressed serious reservations, he shall draw the pertinent conclusions and, if he chooses to resign, explain his motives in the letter referred to in the following recommendation.

This Recommendation shall also apply to the Secretary to the Board, whether a board member or not.

Complies

34. **Any director who resigns or otherwise leaves his post before the end of his tenure shall explain his motives in a letter addressed to all of the members of the Board. Regardless of whether the resignation is disclosed as relevant information, the reasons therefore shall be set forth in the Annual Corporate Governance Report.**

See section: B.1.5

Complies

35. **The remuneration policy approved by the Board shall as a minimum include the following points:**

a) Amount of fixed sums, detailing, if applicable, allowances for participating on the Board and its committees, and an estimate of the resulting annual fixed remuneration;

b) Variable remuneration, including in particular:

i) The type of directorships to which it applies, as well as an explanation of the relative weight of variable remuneration vis-à-vis fixed remuneration.

ii) Criteria for evaluating performance on which the right to perceive remuneration in shares, stock options or other variable compensation is based;

iii) Parameters and justification for any annual bonus system or other non-cash benefits; and

iv) An estimate of the total amount of variable remuneration in the proposed remuneration plan, based on performance or fulfillment of the objectives taken as a reference.

c) Principal characteristics of any benefits systems (such as supplementary pensions, life insurance and similar arrangements) with an estimate of their equivalent annual cost.

d) Conditions that must be respected in the contracts of those exercising senior management duties such as executive directors, among which should be included:

i) the duration;

ii) terms for notices of termination; and

iii) any other clauses covering hiring bonuses, as well as compensation or golden parachutes in the event of early termination of the executive director's contractual relationship with the company.

See section: B.1.15

Complies

36. Any remuneration that includes stock in the company or group companies, stock options or instruments pegged to stock prices, variable retribution linked to company performance or benefit plans shall be limited to executive directors.

This recommendation shall not include delivery of stock when it is contingent upon the directors' holding the stock until the end of their tenure as director.

See sections: A.3 , B.1.3

Explain

About 40% of remuneration paid to directors for their membership of the board may be satisfied in shares of PRISA.

37. Remuneration of external directors shall be sufficient to compensate them for their commitment, qualifications and the responsibility that the post entails, but not so high as to compromise their independence.

Complies

38. Remuneration linked to company performance shall take into account any possible qualifications stated in the external auditor's Audit Report that may reduce those results.

Explain

This hypothesis has not been considered.

39. In the case of variable remuneration, remuneration policies shall include precise technical safeguards to ensure that that remuneration actually reflects the professional performance of the beneficiaries and is not simply derived from the general evolution of the markets or the company's sector of activities or other similar circumstances.

Complies

40. As a separate item on the agenda, the Board shall submit to a non-binding vote at the Annual Shareholders Meeting a report on the remuneration policy for directors. That report shall be made available to shareholders, either separately or in any other form the company considers appropriate.
The report shall focus specifically on the remuneration policy approved by the Board for the current year as well as, if applicable, the policy for future years. It shall include all matters addressed in Recommendation 35, except those which would require the disclosure of sensitive commercial information. It shall underscore the most significant changes in the policies applied during the past year for which a shareholders meeting was held, and shall likewise include an overall summary of how the remuneration policy was applied over the last year.

The Board shall also review the role played by the Remuneration Committee in the preparation of the remuneration policy and, if external advice was sought, disclose the identity of the consultants who provided that advice.
See section: B.1.16

Complies

41. The Annual Report shall itemize the individual remuneration of the director for the year and include:

a) An individualized breakdown of each director's remuneration, including, if applicable:
i) Allowances for attending meetings or other fixed remuneration as director;
ii) Additional remuneration for chairing or serving as a member of a board committee;

iii) Any remuneration that includes a share in profits or bonuses, and the reasons why it was awarded;
iv) Contributions on behalf of the director to defined-contribution pension plans; or any increase in the director's vested rights with respect to defined-benefit schemes;
v) Any compensation agreed or paid in the event of termination of his duties;
vi) Remuneration perceived as director from other group companies;
vii) Remuneration of executive directors who perform senior management duties;
viii) Any other remuneration in addition to the above, whatever its nature or the group company from which it originates, especially when it may be considered a related-party transaction or when its omission would distort the fair view of the total remuneration received by the director.

b) An individualized breakdown of any stock, stock option or any other instrument pegged to share prices granted directors, including:
   i) The number of shares or options granted during the year, and the conditions for exercising them;
   ii) The number of options exercised during the year, indicating the number of shares affected and the exercise price;
   iii) The number of shares pending exercise at the end of the year, indicating the price, date and other requirements for exercising them;
   iv) Any change during the year in the conditions for exercising options already granted.

c) Information concerning the relationship during the past year between the remuneration obtained by executive directors and profits, or other means for measuring the company's performance.

Partially Complies

The company issues an annual remuneration policy, in accordance with the provisions of the Sustainable Economy Act.

42. When there is a Delegated or Executive Committee (hereinafter, the "Delegated Committee"), its structure and composition with respect to the different categories of directors shall be similar to the Board's, and its secretary shall be the Secretary to the Board.

See sections: B.2.1 and B.2.6

Partially Complies

The Secretary of the Delegated Committee is the same as the Board of Directors. However, the composition of the Delegated Committee is not similar to that of the Board of Directors, as explained in section B.2.6 of this report

43. The Board shall always be informed of the matters discussed and decisions adopted by the Delegated Committee and all board members shall receive a copy of the minutes of the meeting of the Delegated Committee.

Complies

44. In addition to the Audit Committee provided for in the Securities Market Law, the Board of Directors shall form one or two separate committees for appointments and remuneration.

The rules governing the composition and operations of the Audit Committee or the Nominations and Compensations Committee (or committees) shall be included in the Board of Directors Regulation and stipulate the following:

a) The Board shall designate the members of those committees, taking into account the knowledge, skills and experience of the directors and members of each committee; shall deliberate on their proposals and opinions; and the committees shall report on their activities and work at the first full board session following their meetings;

b) These committees shall be composed exclusively of a minimum of three external directors. The foregoing is without prejudice to the fact that executive directors or senior managers may attend committee meetings when expressly agreed by the committee members.

c) The committees shall be chaired by independent directors.

d) Committees may seek external advice when it is deemed necessary for the performance of their duties.

e) Minutes shall be taken of committee meetings, and copies thereof shall be sent to all board members.

See sections: B.2.1 y B.2.3

Complies

45. Supervision of compliance with internal codes of conduct and rules of corporate governance shall be vested in the Audit Committee, or if there is a separate committee, in the Corporate Governance Committee.

Complies

46. The members of the Audit Committee and especially its chairman shall be appointed taking into account their knowledge and experience in the area of accounting, audits and risk management.

Complies

47. Listed companies shall have an internal audit department which, under the supervision of the Audit Committee shall ensure the proper functioning of internal information and control systems.

Complies

48. The person in charge of the internal audit shall present to the Audit Committee his/her annual work plan; inform the committee directly of any incidents that may arise when conducting the audit; and shall submit a report of its activities at the end of each financial year.

Complies

49. The risk management and control policy shall identify at least the following:

a) **Different types of risks (operational, technological, financial, legal, reputational ...) which the company may encounter, including among the financial or economic risks contingent liabilities and off-balance sheet risks;**
b) **Establishing the level of risk that the company deems acceptable;**
c) **Measures to mitigate the impact of identified risks, in the event they materialize;**
d) **Information and internal control systems to be used to control and manage those risks, including contingent liabilities and off-balance sheet risks.**

See section: D

Complies

50. The Audit Committee shall:

1 With respect to information and internal control systems:

a) **Supervise the preparation and integrity of the company's, and if applicable, the group's financial information, monitoring compliance with regulatory requirements, the appropriate composition of the consolidation perimeter and the correct application of accounting rules**
b) **Periodically review internal control and risk management systems, so that the main risks are adequately identified, managed and reported.**
c) **Ensure the independence and accuracy of the operations of the internal audit department; propose the selection, appointment, reelection and removal of the head of the internal audit department; receive periodic information concerning audit activities; and verify that senior managers take into account the conclusions and recommendations contained its reports.**
d) **Set up and supervise a mechanism whereby employees may confidentially and, if deemed appropriate, anonymously notify the company of any potentially relevant irregularities within the company of which they may be aware, particularly financial or accounting irregularities.**

2 With regard to the external auditor:

a) **Submit to the Board of Directors proposals for the selection, appointment, reelection and substitution of the external auditor, as well as the conditions of the auditor's contract.**
b) **Receive regularly from the external auditor information concerning the audit plan and the results of its application, and verify that senior managers take its recommendations into account.**
c) **Ensure the independence of the external auditor, and in that regard ensure that:**
    i) **The company discloses to the National Securities Market Commission as an announcement of relevant information any change of auditor and attaches a declaration with respect to any**

discrepancies with the former auditor, if applicable, and the nature of those discrepancies.

ii) Measures are be taken to ensure that the company and the auditor abide by regulations concerning the provision of services other than auditing services, limits on the concentration of the auditor's business and, in general, all other rules designed to ensure the auditor's independence;

iii) In the event of the resignation of the external auditor, the circumstances motivating that resignation shall be examined.

d) In the case of groups, encourage the group's auditor to assume responsibility for auditing group companies.

See sections: B.1.35, B.2.2, B.2.3 y D.3

Complies

51. The Audit Committee shall be able to meet with any employee or manager of the company, and may even require that they appear without the presence of another manager.

Complies

52. The Audit Committee shall issue an opinion to the Board before the Board adopts any decisions concerning the following matters listed in Recommendation 8:

a) Financial information that a listed company must disclose periodically. The committee shall ensure that the interim accounts are prepared using the same accounting criteria as the annual accounts and, to that end, consider a limited review by the external auditor.

b) The creation or acquisition of interests in special-purpose entities or those domiciled in countries or territories considered tax havens, as well as any other similar transactions or operations, which due to their complexity may impair the group's transparency.

c) Related-party transactions, unless the function of issuing an advisory opinion has been attributed to another supervision and control committee.

See sections: B.2.2 and B.2.3

Complies

53. The Board of Directors shall endeavor to present the accounts at the Shareholders Meeting without reservations or qualifications in the audit report and, in exceptional circumstances where they exist, both the Chairman of the Audit Committee and the auditors shall clearly explain to the shareholders the content and scope of those reservations or qualifications.

See section: B.1.38

Complies

54. The majority of the members of the Nominations Committee (or the Nominations and Compensations Committee, if they form a single committee) shall be independent directors.

See section: B.2.1

Explain

Only one member of the Nomination and Compensation Committee is an independent director (its chairman, Mr. Gregorio Marañón y Bertrán de Lis), and the other two (Mr. Martin Franklin and Mr. Borja Pérez Arauna) represent significant shareholdings, since the presence of such representatives is deemed essential on this committee.

55. In addition to the functions indicated in the preceding Recommendations, the Nominations Committee shall perform the following:

a) Evaluate the skills, knowledge and experience needed on the Board, and in consequence define the functions and aptitudes required of the candidates to fill each vacancy, and evaluate the time and devotion required to enable them to properly perform their duties.

b) Examine and organize in the manner deemed appropriate the succession to the Chairman and Chief Executive and, if warranted, make proposals to the Board, so that succession may take place in a ordered and well-planned manner.

c) Issue opinions concerning the appointments and removal of senior managers that the Chief Executive proposes to the Board.

d) Issue opinions to the Board concerning matters of gender diversity set forth in Recommendation 14 of the Code.

See section: B.2.3

Complies

56. The Nominations Committee shall consult the Chairman and the Chief Executive, especially with regard to matters concerning executive directors.
Any director may ask the Nominations Committee to consider potential candidates to cover vacant directorships considered to meet the required profile.

Complies

57. In addition to the functions indicated in the preceding Recommendations, the Compensations Committee shall have the following duties:

a) To propose to the Board of Directors:

i) The remuneration policy for directors and senior management;

ii) The individual remuneration of executive directors and the other conditions of their contracts.

iii) The standard conditions of the contracts of senior managers.

b) To ensure that the company's remuneration policy is observed.

See sections: B.1.14, B.2.3

Complies

58. **The Compensations Committee shall consult with the Chairman and Chief Executive, especially with regard to matters concerning directors and senior managers.**

Complies

G. OTHER INFORMATION OF INTEREST

If you believe there are relevant principles or aspects concerning the corporate governance practices applied by your company that have not been presented in this report, please identify and explain their content below.

-With regard to **Section A.1** of this report it should be underscored that:

i) Both the share capital and the number of shares of each class have been amended several times, during the year 2012, on the occasion of the following transactions:

a) Capital increases corresponding to windows 13 to 24 for exercise of PRISA Warrants. The exercise of Warrants resulted in subscription of an equivalent number of newly-issued Class A common shares (by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on November 27, 2010).

PRISA Warrants quote on the platform of the Spanish Stock Warrants, the Warrants have Prisa Class A shares as underlying titles, their exercise price amounts 2 euros and they may be exercised on a monthly basis for 42 windows (up to the date of their expiration on June 5, 2014).

b) In addition to the exercise of Warrants in the above windows, on January 3, 2012 was formalized the exercise of 75,000,000 Warrants by OTNAS INVESTMENTS, SL (OTNAS), in an amount of 150,000,000 euros. OTNAS is a company indirectly owned by RUCANDIO, S.A. through TIMON, S.A., ASGARD INVERSIONES, S.L.U, PROMOTORA DE PUBLICACIONES, S.L. and the PRISA Shareholders Agreement (notified to the CNMV on December 23, 2011, and referred to in section A.6 of this Report) to the extent of 83.58%, by BERGGRUEN ACQUISITION HOLDINGS to the extent of 8.21%, and by Mr. Martin Franklin to the extent of 8.21%.

c) During the year 2012, holders of Class B shares have exercised, on several occasions, the conversion rights into Class A shares (under the capital increase resolution adopted at the Extraordinary General Meeting of November 27, 2010, in which Class B shares were issued).

d) Likewise, capital increases have been carried out, through the issuance of Class A shares, for the payment of: i) the minimum annual dividend of Class B shares for the year 2011 and ii) the minimum dividend accrued up to the time of conversion of class B shares into class A shares, as approved by the General Shareholders Meeting held on June 30, 2012.

ii) The shareholdings in PRISA at December 31, 2012, were as stated in section A.1 of this Report. The share capital has been modified during 2013 financial year.

iii) The indicated date of amendment (28/12/2012) is the date of inscription in the Commercial Registry of the last deed modifying capital during the 2012 financial year.

iv) Class B shares are non- voting convertible shares that will be entitled to receive a minimum dividend per share of 0.175 euros per annum, from the date of their issue, and that will be governed as expressly provided in articles 6 and 8 of the Articles of Association and in accordance with articles 98 and following of the Companies Act.

- With regard to **Section A.2** of this report it should be underscored that:

i) The reported significant holdings are those that as per December 31, 2012 had been disclosed by their holders to the CNMV.

ii) The declared indirect interest of Rucandio, S.A. (221,591,841 voting rights) at December 31, 2012, was through Promotora de Publicaciones, S.L., Timón, S.A., Asgard Inversiones, S.A., Rucandio Inversiones SICAV and OTNAS INVERSIONES, S.L. Furthermore it includes 25,588,522 voting rights of the Company subject to the Prisa Shareholders Agreement signed on December 22, 2011 (in which Rucandio indirectly holdes the mayority of votes), which is described under heading A.6 in this Report.

iii) BH Stores IV, B.V. is a subsidiary of Berggruen Holdings LTD, a 100% subsidiary of Nicolas Berggruen Charitable Trust. The ultimate beneficiary of the shares of BH Stores IV, B.V. is Nicolas Berggruen Charitable Trust. Mr. Nicolás Berggruen is a member of the Board of Directors of Berggruen Holdings. Likewise it is underscored that of the 22,571,198 voting rights declared by BH Stores, 14,396,544 are represented by 3,599,136 ADR´s representing Class A ordinary shares.

iv) The most significant changes in the shareholding structure during the financial year are those declared by the owners of the shares to the CNMV at December 31, 2012. Also, regarding Rucandio, S.A, it is noted that 35% and 40% decreases in the shareholding occurred by reason of "subsequent updating by reason of a change in the number of voting rights of the issuer".

- With regard to **Section A.3** of this report it should be underscored that:

i) Of the 127,333 voting rights declared by Mr Harry Sloan, 50,000 are represented by way of 12,500 ADR´s represeting Class A shares of PRISA.

ii) As indicated above, of the indirect voting rights declared by Mr. Nicolás Berggruen (22,571,198) and which direct holder is BH Stores IV, B.V., 14,396,544 are represented by way of 3,599,136 ADRs representing Class A shares of PRISA.

iii) Of the 13,789,341 voting rights declared by Mr. Martin Franklin, 3,554,964 are represented by way of 888,741 ADR´s represeting Class A shares of PRISA.

iv) The 400 voting rights declared by Mrs. Arianna Huffington are represented by way of 100 ADR´s represeting Class A shares of PRISA.

v) "The rights on shares of the company" consist of the following:

- Preemption rights documented in the form of warrants: The rights declared by the following directors are treated as warrants: Juan Luis Cebrián Echarri, Manuel Polanco Moreno, Agnes Noguera Borel, Borja Pérez Arauna, Gregorio Marañón y Bertrán de Lis, Juan Arena de la Mora and Matías Cortés Dominguez.

- Class B shares: at December 31, 2012, Mr. Nicolas Berggruen was the indirect owner (through BH Stores IV, B.V.) of 33,438,840 Class B shares of Prisa.

- ADSs representing Class B shares: Likewise, on that date Mr. Martin Franklin was the direct owner of 20,314,092 Class B shares of Prisa (documented by way of 5,078,573 ADSs representing those shares).

  Class B shares and ADSs are declared as "rights on shares of the company" in accordance with the instructions in CNMV Circular 4/2007, which provides that "*to be indicated under Number of Option Rights is ultimate possession of voting rights attributed to the shares by reason of the financial instrument embodying the right or obligation to acquire or transfer in accordance with Royal Decree 1362/2007*". The holders of ADSs representing class B may ask that the custodian thereof (Citibank NA) directly deliver the corresponding class B shares. In turn, each class B share may be converted into a common Class A share (those being the shares having voting rights), at any time, in the discretion of the holder.

-With regard to **Section A.6** of this report it should be underscored that:

i) The information regarding shareholders agreements was declared to the CNMV in material disclosures no 155,690 and 155,942, dated December 23 and December 30, 2011, respectively and also in material disclosure no 157,599 dated February 7, 2012.

ii) Shareholder Agreement in Rucandio, S.A.
On December 23, 2003 in a private document Mr. Ignacio Polanco Moreno, Ms. Isabel Polanco Moreno–deceased- (whose children have succeeded to her position in this agreement), Mr. Manuel Polanco Moreno, Ms. Mª Jesús Polanco Moreno and their now deceased father Mr. Jesús de Polanco Gutiérrez and mother Ms. Isabel Moreno Puncel signed a Family Protocol, to which a Shareholder Syndicate Agreement was annexed concerning shares in Rucandio, S.A. and whose object is to preclude the entry of third parties outside the Polanco Family in Rucandio, S.A. in the following terms: (i) the syndicated shareholders and directors must meet prior to any shareholder or board meeting to determine how they will vote their syndicated shares, and are obliged to vote together at shareholder meetings in the manner determined by the syndicated shareholders; (ii) if an express agreement is not achieved among the syndicated shareholders with respect to any of the proposals made at a shareholder meeting, it will be understood that sufficient agreement does not exist to bind the syndicate and, in consequence, each syndicated shareholder may freely cast his vote; (iii) members of the syndicate are obliged to attend syndicate meetings personally or to grant proxy to a person determined by the syndicate, unless the syndicate expressly agrees otherwise, and to vote in accordance with the instructions determined by the syndicate, as well as to refrain from exercising any rights individually unless they have been previously discussed and agreed at a meeting of the syndicate.; (iv) members of the syndicate are precluded from transferring or otherwise disposing of shares in Rucandio, S.A until 10 years following the death of Mr. Jesús de Polanco Gutiérrez, requiring in any case the consensus of all shareholders for any type of transfer to a third party. An exception to the aforementioned term can be made upon the unanimous agreement of the shareholders. This limitation likewise applied specifically to the shares that Rucandio, S.A. holds directly or indirectly in Promotora de Informaciones, S.A.

iii) Shareholder Agreement in Promotora de Publicaciones, S.L.:
The shareholders agreement was signed on May 21, 1992 and in a notarial document certified by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timon S.A. and a group of shareholders of Promotora de Informaciones, S.A. entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones, S.L. (hereinafter, "Propu") and their participation therein. Basically, the undertakings set forth in that agreement are as follows: a) each majority shareholder shall have at least one representative on the Board of Directors of Prisa and, to the extent possible, the governing body of Propu shall have the same composition as Prisa's; b) Propu shares to be voted at Prisa's General Shareholders Meetings will be previously determined by the majority members. Propu members who are likewise members of Prisa's Board of Directors

shall vote in the same manner, following instructions from the majority shareholders; c) in the event that Timon, S.A. sells its holdings in Propu, the remaining majority shareholders shall have the right to sell their holdings in Propu on the same terms to the same buyer, to the extent that the foregoing is possible.

iv) Agreement of shareholders of Promotora de Informaciones S.A. (PRISA):
Regarding the Propu Shareholders Agreement referred to in the preceding section, that company agreed to implement the "Reversion Plan" pursuant to which its shareholders were offered the possibility of direct ownership of PRISA shares. This transaction was structured in the form of a reduction of capital, for which purpose PROPU acquired some of its own shares, in exchange delivering shares and warrants of PRISA to the shareholders that had so decided, in the proportion corresponding thereto based on their interests in capital.

On December 22, 2011, before Madrid notary Mr. Rodrigo Tena Arregui, a Shareholders Agreement was signed by PROPU, TIMÓN, S.A. and ASGARD INVERSIONES, S.L.U. (all of them controlled by RUCANDIO), together with those other individuals and legal persons that, to that date having been shareholders of PROPU, had maintained the syndication agreement pursuant to which: (i) without amending the content of principal terms of the existing agreement of shareholders of PROPU, the legal relationships under the agreement of shareholders of PROPU were adjusted to the fact that the concerted controlling interest in PRISA was held directly and (ii) its term was reduced to September 30, 2014, otherwise maintaining the same terms as in the existing agreement of shareholders of PROPU, in such manner that RUCANDIO would continue to hold its controlling interest in PRISA.

v) The concerted actions known to the Company are the shareholders agreements described above.

- With regard to **Section A.10** of this report it should be underscored that ordinary Class A shares don´t have any restriction on the exercise of voting rights. Convertible Class B shares are non-voting shares as provided in articles 6 and 8 of the Bylaws and in Law, except for legal provisions..

-With regard to **Section B.1.2** of this report it should be underscored that:

i) Appointment of Mr. Juan Luis Cebrian Echarri as Chairman of the Board of Directors was approved on 20 July 2012;

ii) Appointment of Mr. Manuel Polanco Moreno as Deputy Chairman was approved on 20 July 2012.

iii) Appointment of Mr Fernando Abril-Martorell as Chief Executive Officer was approved on 20 July 2012.

- With regard to **Section B.1.3** of this report it should be underscored that:

i) Although the report indicates that it was the Nomination and Compensation Committee that proposed the appointments, in fact , in some cases it was the former Corporate Governance, Nomination and Compensation Committee (which was split into two separate committees, one of Corporate Governance and another of Nomination and Compensation in June 2011) that so decided.

ii) Likewise, the Committee did not "propose" the appointment of the directors that are not qualified as independent, but rather issued a "favorable opinion" concerning those appointments, pursuant to the provisions of the Board of Directors Regulation.

iii) When Mr. Martin Franklin was appointed as a proprietary director at the shareholders meeting held on November 27, 2010, it was done on the initiative of Marlin Equities III LLC, at that date a shareholder of the company.

iv) Mr.Manuel Polanco is an external director representing significant shareholdins having been appointed by Timón, S.A and, likewise, is an executive director.

- With regard to **section B.1.8.** of this report it should be underscored that Company director Ms. Agnès Noguera Borel holds the following posts on the boards of directors of the following companies:

- Adolfo Domínguez, S.A.: representing the director Luxury Liberty, S.A.
- Compañía Levantina de Edificación y Obras Públicas: representing the director Libertas 7, S.A.

- With regard to **section B.1.11** of this report it should be underscored the following:

i) Additionally, during the year 2012 the Company has recorded an expense of 853 thousand euros relating to the accrual of the compensation already paid in 2011 to the Executive President of the Group, as explained in the Remuneration Policy Report for 2013 and in the annual accounts of the Company.

ii) The executive Directors Mr Juan Luis Cebrian, Mr Fernando Abril-Martorell and Mr. Manuel Polanco Moreno have voluntarily agreed with the Company, given the general economic circumstances, that the remuneration for the 2012 fiscal year shall exclusively be the fixed remuneration provided for in their contracts, with no attribution of any kind of variable remuneration.

iii) The percentage that the total directors´ remuneration represent on the profits attributed to the parent company is calculated (as in the Corporate Governance Reports from previous years) on the outcome of the consolidated group, that in the year 2012 did not have profits.

- With regard to **section B.1.12** of this report it should be underscored that:

i) Senior managers are those who report directly to the chief executive (members of the Management and Business Committee who are not directors and regular attendees at the same) as well as the Internal Audit Manager of Promotora de Informaciones, S.A.

ii) Members of senior management who are included in this heading, are to December 31, 2012.

iii) Within the total remuneration of senior management, is also included the remuneration perceived by Ignacio Santillana del Barrio, Augusto Delkáder Teig and Javier Pons Tubio, until September 2012, by their offices of General Manager of Prisa, President of Prisa Radio and CEO of Prisa Radio, respectively.

iv) At the date of approval of this report, February 27, 2013, Mr Iñigo Dago Elorza has resigned as General Secretary and Secretary of the Board.

-With regard to **Section B.1.13** of this report it should be underscored that:

i) The 10 beneficiaries are part of the management team (3 Directors and 7 members of senior management).

ii) The body that has authorized ironclad or golden handshake clauses was the Corporate Governance, Nomination and Compensation Committee or the Nomination and Compensation Committee, depending on the date.

- With regard to **Section B.1.15** of this report it should be underscored that as per December 31, 2012 there is no benefits system for members of the Board of Directors or senior managers.

- For purposes of **Section B.1.29** of this Report it is noted that the Company alsio has a Corporate Governance Committee which met 4 times in 2012.

- With regard to **Section B.1.40** of this report and by virtue of article 229 of Companies Act, it should be underscored that:

i) Director Mr. Juan Luis Cebrián`s offspring, holds the position of Manager of the film area in Television Española (Corporación RTVE. Radio Televisión Española).

ii) Director Mr. Alain Minc´s offspring holds the position of Editor of "*Paris Match*", "*Journal du Dimanche*" and "*Versión Femina*" (*Lagardére Group*) and,

iii) Director Mr. Nicolas Berggruen, indirectly through its company Berggruen Holding LTD holds a 45% share of LeYa, a holding company of an editorial group which comprises Brazilian, Portuguese and African editorial companies.

- With regard to **Section C.1** of this report it should be underscored that in accordance with the provisions of the Board of Directors Regulation, related-party transactions will be submitted to the Board of Directors for approval (and for reasons of urgency may be approved by the Delegated Committee) under the following terms:

i) Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, after it has considered the opinion of the Corporate Governance Committee. Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee. Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions: a) Those involving compliance with standard contract conditions applied extensively to multiple customers; b) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question; c) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

ii) The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance Committee assessing the operation from the point of view of market conditions has not been issued. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions mentioned in the preceding paragraph.

- With regard to **Section C.3** of this report it should be underscored that compensation to Prisa directors and senior management is detailed in Sections B.1.11 and B.1.12 of this report.

Likewise it should be underscored that the following services were rendered during 2012 directly or indirectly by Prisa directors to companies of Grupo Prisa:

i) Legal advice services in the amount of 90,000 euro, rendered by the Director Mr. Gregorio Marañón y Bertrán de Lis to PRISA TELEVISION, S.A.U.

ii) Legal counsel services in a series of proceedings in several jurisdictions (administrative, civil, commercial and arbitral) and legal advice in various matters, rendered by Cortés Abogados y Cía S.R.C, thorough Tescor Profesionales Asociados, S.L.P, to PROMOTORA DE INFORMACIONES, S.A. and PRISA TELEVISION, S.A.U amounting 2,562,000 euro.

-With regard to **Section C.4** of this report it should be underscored that:

i) Printing services provided by several companies in which Dédalo Grupo Gráfico has holdings to different companies in which Prisa has holdings, correspond to the period January-March 2012. Thereafter Dédalo Grupo Gráfico becomes part of Grupo Prisa.

ii) In addition to the transactions described in this section, there have been the following: i) services provided to Grupo Prisa companies by other investee companies, for an aggregate amount of 4,466,000 euros, and ii) services provided by Grupo Prisa companies to other investee companies, for an aggregate amount of 19,608,000 euros.

- With regard to **Section C.5** of this report should be underscored that directors abstained from voting on matters relating to their compensation or appointment or delegation of authority.

- With regard to **Sections C.7 and F.2** of this report it should be underscored that PRISA Portuguese subsidiary Grupo Media Capital, S.G.P.S, S.A. is listed on the Portuguese securities market.

- With regard to section **E.7** of this report it should be underscored that the attendance at the Shareholders Meeting of June 30, 2012, which have been noted in this section, refers only to the Class A shares. In relation to Class B shares, the attendance data were as follows: 0.00% present, 52.416% represented (52.416% total attendance) and 0.000% remote voting.

- For purposes of **Sections F.22 and F.55** of this Report it is noted that, under the Board of Directors Regulation of the Company, it is within the province of the Corporate Governance Committee (and not the "Nomination Committee" as indicated in the text of recommendations 22 and 55) to: i) present a report to the Board of Directors for evaluation of the functioning and composition of the Board and the performance of their duties by the Chairman of the Board and chief executive of the Company and ii) advise the Board regarding matters of gender diversity.

-For purposes of **Sections F.39** and as indicated above, the executive Directors Mr Juan Luis Cebrian, Mr Fernando Abril-Martorell and Mr. Manuel Polanco Moreno have voluntarily agreed with the Company, given the general economic circumstances, that the remuneration for the 2012 fiscal year shall exclusively be the fixed remuneration provided for in their contracts, with no attribution of any kind of variable remuneration.

- With respect to the binding definition of an independent director, the answer states that none of the independent directors has or has had a relationship with the company, its significant shareholders or its management that contravenes the provisions of Section 5 of the Unified Code of Good Governance, since the consulting services provided directly or indirectly by some Prisa directors (see the corresponding description in the observations provided under C.3 in Section G of this Report) does not prejudice the independence of those directors.

-Lastly, and generally applicable throughout the report, it should be underscored that, the Tax Identification Numbers attributed to the non-Spanish companies are fictitious and were provided as required in this computerized form.

-As stated in the beginning of this section, certain Prisa´s Class A and Class B shares trade on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS).

Therefore Prisa qualifies as a "foreign private issuer" under the rules and regulations set forth by the Securities and Exchange Commission (SEC) and is subject to certain reporting and corporate governance obligations under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the corporate governance requirements of the NYSE.

Nevertheless, Prisa doesn`t prepare an annual corporate governance report other than that required under Orden ECO/3722/2003.

Binding definition of independent director:

Indicate whether any of the independent directors maintains or has maintained any relationship with the company, its significant shareholders or its managers which, had it been sufficiently relevant or important, would have determined that the director could not be considered independent as defined in section 5 of the Unified Code of Good Governance:

NO

This Annual Report on Corporate Governance was approved by the Board of Directors of the Company at its meeting on February 27, 2013.

Indicate whether any directors voted against or abstained in the vote taken to approve this report.

NO

ANNEX TO THE ANNUAL CORPORATE GOVERNANCE REPORT OF PROMOTORA DE INFORMACIONES, S.A. FOR THE 2012 FINANCIAL YEAR.

REPORTING OBLIGATIONS UNDER ARTICLE 61 BIS OF THE SECURITIES MARKET ACT (IN THE DRAFT GIVEN BY SUSTAINABLE ECONOMY ACT 2/2011)

Sustainable Economy Act 2/2011 amended Securities Market Act 24/1988 by introducing, inter alia, a new article 61 bis on the dissemination and content of the annual corporate governance report (ACGR). Pursuant to that rule, the ACGR must contain information regarding certain matters, which have no place in the ACGR form approved by CNMV Circular 4/2007 of December 27, 2007, currently in effect.

As a result, this Annex is prepared to comply with the reporting obligations set forth in that rule, as indicated in the CNMV notice of December 28, 2011, regarding the Annual Corporate Governance Report and Directors' Compensation Report. It includes the information contemplated in Act 2/2011 that is not covered by the aforesaid CNMV form.

a) Structure of ownership of the company:

Information regarding the shareholders with significant interests, indicating the percentage interests and the family, commercial, contractual or corporate relationships existing among them, as well as their representation on the board:

That information is included in chapter A (Structure of Ownership) of the ACGR and, further, as regards representation on the Board of shareholders with significant interests, in section B.1.3.

Information regarding the shareholdings of members of the board of directors that must be disclosed to the company, and regarding the existence of shareholders agreements disclosed to the company itself and to the CNMV, and, if applicable, deposited with the Commercial Registry.

That information is included in sections A.3 and A.6 of the ACGR.

Information regarding securities that are not traded on a Community regulated market, if applicable indicating the various classes of shares and, for each class of shares, the rights and obligations conferred thereby, as well as the percentage of capital represented by the company's treasury shares, and significant changes therein.

That information is included in sections A.1 and A.8 of the ACGR.

Also, regarding securities not traded on a Community regulated market, it is noted that the Extraordinary Shareholders Meeting of November 27, 2010, adopted a resolution for increase of capital by way of issuance of 224,855,520 common shares of class A and 402,987,000 convertible non-voting shares of class B, issued against a contribution in kind (the rules for which are explained in section A.1 of the ACGR). These common and convertible shares, in addition to being traded on the Spanish Stock Exchanges, are traded on the New York Stock Exchange as American Depositary Shares (ADS).

The holders of the ADS representing the Class A and Class B shares may request direct delivery of the corresponding class A and class B shares from the custodian thereof (Citibank NA), and their subsequent trading on the Spanish exchanges.

Information regarding the rules applicable to amendment of the company's Bylaws

Amendment of Bylaws is within the authority of the General Shareholders Meeting and must be undertaken in accordance with the provisions of the Companies Act and the Bylaws. Under article 15 bis of the Bylaws, the favorable vote of 75% of the shares entitled to vote, present in person or by proxy at the General Shareholders Meeting, will be required for approval of articles amendments including, inter alia, change of the corporate purpose and increase or reduction of capital, unless those transactions are required by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

The Corporate Governance Committee must report on proposals to amend the Bylaws.

b) Any restriction on transferability of securities and any restriction on voting rights.

That information appears in section A.10 of the ACGR.

c) Structure of the company's management:

Information regarding the composition and rules of organization and functioning of the board of directors and its committees

That information appears in chapter B of the ACGR.

Identity and compensation of the members thereof, their functions and positions within the company, their relationships with shareholders with significant interests, indicating the existence of cross-ownership or related directors (consejeros cruzados o vinculados) and the procedures for selection, removal or reelection.

That information appears in chapter B of the ACGR.

Information regarding the powers of the members of the board of directors and, in particular, those related to the possibility of issuing or repurchasing shares

Mr. Juan Luis Cebrián Echarri and Mr. Fernando Abril Martorell have been delegated, on a joint and several basis, all of the authority conferred on the Board of Directors by the Bylaws, with the exception of authority that by law cannot be delegated.

Also, Mr. Manuel Polanco Moreno has a power of attorney for the exercise of certain authority.

The powers for the development and implementation of programs for issue and repurchase of shares are given to the Board of Directors, within the context of plans for the issue or repurchase of shares resolved by the General Shareholders Meeting, the following currently being in effect:

- Resolution for the market acquisition of shares of Prisa, adopted by the Ordinary Shareholders Meeting of June 30, 2012, in effect until June 30, 2017. The shares acquired by the Company or its subsidiaries pursuant to this authorization may be used to facilitate implementation of the "2010-2013 Share/Option Delivery Plan" approved at the Extraordinary Shareholders Meeting held on November 27, 2010.

- Capital increase against Class B share premium reserve, required to pay the Class B preferred dividend with Class A ordinary shares accrued during the 12 months following to June 30, 2012, in twelve tranches corresponding to each of the periods

during which the minimum dividend may accrue by reason of conversion. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution. This resolution was adopted by the Ordinary Shareholders Meeting of June 30, 2012.

- Resolution for increase of capital by the amount necessary to cover the conversion of convertible Bonds issued by the Company, up to an initially contemplated maximum of 421,359,223 Class A shares. The bondholders may request their conversion into Class A shares at any time before July 2014 and in this case, the Company shall issue Class A shares resulting from the Conversion Price within the month following the request of early conversion. The price of the Prisa shares for purposes of conversion will be 1.03 Euros and will be be adjusted in certain circumstances provided in the resolution. This resolution was adopted by the Ordinary Shareholders Meeting of June 30, 2012.

- Resolution for increase of capital in a nominal amount of 24,104,905 euros by issue and circulation of 241,049,050 new shares having a par value of 10 cents on the euro each, with an issue premium of 1.90 euros, to be subscribed and fully paid in against cash contributions, with recognition of the right of preemption, expressly contemplating incomplete subscription, with delegation to the Board of Directors to verify fulfillment of the conditions to which this resolution is subject and redraft article 6 of the Bylaws to adapt the text thereof to the subscriptions made. Preemption rights may be exercised during forty-two (42) monthly windows up to the fourth business day of each calendar month from January, 2011, to June, 2014. This resolution was adopted by the Extraordinary Shareholders Meeting of November 27, 2010.

- Resolution delegating authority to increase capital to the Board of Directors, with delegation to exclude preemption rights, if any, adopted by the General Shareholders Meeting of December 5, 2008, in effect until December, 2013.

- Resolution delegating to the Board of Directors authority to issue fixed income securities, both straight and convertible into newly-issued shares and/or shares exchangeable for outstanding shares of Prisa and other companies, warrants (options to subscribe new shares or acquire outstanding shares of Prisa or other companies), bonds and preferred shares, with delegation of the authority to increase capital by the amount necessary to cover applications for conversion of debentures or exercise of warrants, and to exclude the preemption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares, adopted by the General Shareholders Meeting of December 5, 2008, in effect until December, 2013.

Information regarding significant agreements that have been entered into by the company and become effective, are amended or are terminated in the event of a change of control of the company by reason of a public tender offer, and the effects thereof, except where disclosure thereof would be seriously harmful to the company. This exemption will not apply when the company is legally obligated to publicize this information.

- Shareholders agreement signed by Prisa and Grupo Godó de Comunicación, S.A. (June, 2006).
    - Grupo Godó de Comunicación would have an option to sell all of its interest in Unión Radio, to be exercised during the three following months.

- Shareholders agreement signed by Prisa, Telefónica de Contenidos, S.A. and Gestevisión Telecinco, S.A. (December, 2010)

- Telefónica de Contenidos, S.A. and Gestevisión Telecinco, S.A. would have an option to purchase all of the interest of Prisa in DTS Distribuidora de Televisión Digital, S.A., to be exercised if there were a change in control.

- Syndicated financing agreement signed by Prisa, HSBC Plc. Sucursal en España (the agent for the syndicated financing) and other financial institutions (May, 2006, and successive innovations).
    - The financing agreements include events of acceleration, among which is change of control of Prisa, which would give the right to demand repayment and cancellation of the lines of credit or a part thereof, subject to rules customary in financings of this kind.

- Financing agreement signed by Prisa and HSBC Plc. Sucursal en España and other financial institutions (December, 2007, and successive novations).
    - The financing agreements include events of acceleration, among which is change of control of Prisa, which would give the right to demand repayment and cancellation of the lines of credit or a part thereof, subject to rules customary in financings of this kind.

Information regarding agreements between the company and its directors and managers or employees who are entitled to indemnification when they resign or are improperly dismissed, or if the employment relationship concludes by reason of a public tender offer

Among the members of the Management Team, there are 10 (3 directors and 7 members of senior management) the contracts of which include a special clause that, in general, contemplates indemnification for improper dismissal in an amount between one and two times their respective total annual compensation (salary + last bonus received).

In addition, in 2012 another 3 managers of the Company had a clause on the same terms as indicated above, in an amount equivalent to one year of total compensation.

d) Related party transactions of the company with its shareholders and directors and managers and intra-group transactions.

That information appears in Chapter C of the ACGR.

e) Risk control systems

That information appears in Chapter D of the ACGR.

f) The functioning of the general meeting, with information regarding the conduct of meetings that are held

That information appears in Chapter E of the ACGR.

g) The degree of compliance with corporate governance recommendations or, if applicable, an explanation of noncompliance with such recommendations

That information appears in Chapter F of the ACGR.

h) A description of the principal characteristics of internal systems for control and management of risks related to the process of issuing financial information.

Description of the main characteristics of internal control and risk management in relation to the process of issuance of the financial information

The system of internal control over financial reporting of Grupo Prisa is based on the general framework established by COSO. The methodology of the internal control model is to cover the requirements established by section 404 of the Sarbanes-Oxley, mandatory for the Group since that Prisa shares traded in the New York Stock Exchange.Prisa certified for the first time in the fiscal year 2011, according to the Sarbanes-Oxley, the proper functioning of its system of internal control over financial reporting, on which the Group's external auditors issued an unqualified opinion on the effectiveness.

The system of internal control over financial reporting consists of five interrelated components: control environment, risk assessment, control activities, information and communication, and monitoring.

Control environment

Organs and functions responsible for internal control over financial reporting (ICFR)

The Board of Directors of Prisa has assigned one of its functions, as set out in Article 5.3 of Board, pre-approval of the policy of control and risk management and periodic monitoring of internal information systems and control. Also, in accordance with the provisions of that article of the regulation, the financial information must be approved by the Board of Directors. In this regard, the Board of Directors is assisted, to the development of these functions, with the Audit Committee of Prisa. Among the basic responsibilities of the Audit Committee, as defined in the Regulations of the Board, are monitoring the effectiveness of internal control systems of the Company, and risk management systems and the preparation and presentation of regulated financial information, in particular the annual accounts and quarterly financial statements that the Board must provide to the markets and their supervisory bodies.

In addition to monitoring the system of internal control over financial reporting (hereinafter ICFR), that perform both the Audit Committee and the Board of Prisa, the effective implementation of internal control model is the responsibility of the CEO and the CFO of Prisa, as well as the CEOs and CFOs of the Group's business units involved in the preparation of financial information which forms the basis for the preparation of financial statements of the Group.

Departments or mechanisms responsible for the design and review of the organizational structure.

The Directorate of Organization and Human Resources, under the CEO, is responsible for the design, implementation, revision and updating of the Group's organizational structure. The Group's business units have a distribution and definition of tasks and functions in the financial areas, which have job descriptions for key roles in these areas, as well as clearly defined lines of responsibility and authority in the preparation process of financial reporting.

In addition, the Direction of Organization and Human Resources coordinates and monitors the internal procedures of the Group companies, and the degree of documentation, updating and disseminating the data.

Code of conduct, agency approval, degree of dissemination and training, principles and values

The Code of Conduct of Grupo Prisa, approved in fiscal year 2011 by the Board of Directors establishes the general guidelines that should govern the conduct of Rush and all Group employees in the performance of their duties and in their commercial and professional , acting in accordance with the laws of each country and respect the ethical principles commonly recognized. The Code of Conduct has been communicated to all employees and is also available on the Group's global intranet.

The values and principles that should guide the actions of the Group's employees are integrity, honesty, rigor and dedication in carrying out their activity, responsibility, commitment and transparency, pluralism and respect for all ideas, cultures and people, creativity and innovation in business development, accountability, efficient and sustainable, generating value for shareholders and for the Group.

The standards of conduct in relation to financial reporting are aimed at transparency in the development and dissemination of financial content information, both internal communication within the Group and externally, to shareholders, markets and regulators. Likewise, also sets performance standards requiring that all transactions are accurately and clearly reflect the systems and financial statements of the Group.

Requests, incidents and queries that arise regarding the interpretation and application of the Code of Conduct are managed by the Directions of Human Resources Group, and ultimately, Secretary-General reports regularly to the Corporate Governance Committee for monitoring and compliance standards by employees. The Corporate Governance Committee performs an annual report on the evaluation and the degree of compliance of the Code of Conduct, which are forwarded to the relevant government bodies Prisa.

Whistleblowing channel

Grupo Prisa has a mailbox for receiving complaints, retention and treatment of complaints regarding accounting, internal controls and other auditing matters of the Group. This is a communication channel between confidential and anonymous employee of Grupo Prisa and the Audit Committee. Additionally, there is a confidential complaints box for others related to the Group.

The complaints are channeled through an email address qualified to do so and are received by the Chairman of the Audit Committee, which determines the resources, methods and procedures for the investigation of each complaint.

Risk assessment over financial reporting

In the risk assessment over financial reporting of Prisa Group applies a top down approach based on the Group's significant risks. This approach starts with the identification of significant accounts, are those in which there is a reasonable chance of containing an error that, individually or aggregated with others, have a material impact on the financial statements. To determine the importance of an account in the consolidated financial statements, the Prisa Group considers both quantitative and qualitative factors. The quantitative evaluation is based on the materiality of the account, and is supplemented by qualitative analysis that determines the risk associated with depending on the characteristics of transactions, the nature of the account, the accounting and reporting complexity, the probability of generated significant contingent liabilities resulting from transactions associated with your account and susceptibility to errors or fraud losses.

In order to perform a full risk assessment, this analysis is performed on each Business Group, as they primarily generate financial information that serves as the basis for preparing consolidated financial statements of Grupo Prisa. The risk profile of each business unit is determined by the

contribution of it to the consolidated financial statements, and assessing the risks specific to what you consider, among other factors, the nature of their activities, centralization or decentralization of operations, their specific risks, the existence of errors or significant incidents reported in previous years, the risks specific to the industry or the environment in which it operates and the existence of significant judgments or estimates in accounting principles applied.

For each of the business units considered significant, identify the most important accounts. After identifying significant accounts and disclosures at the consolidated level and in each business unit, we proceed to identify the relevant processes associated with them, and the main types of transactions within each process. The objective is to document how key relevant processes transactions are initiated, authorized, recorded, processed and reported.

For each account are analyzed controls that cover the assertions to ensure the reliability of financial reporting, ie that recorded transactions have occurred and pertain to that account (existence and occurrence) of transactions and assets are registered in the correct amount (assessment / measurement), the assets, liabilities and transactions of the Group are properly broken down, categorized and described (presentation and disclosure) and there are no assets, liabilities, and significant transactions not recorded (completeness).

Among the significant processes is included determining the scope of consolidation of the Group, which conducts monthly Consolidation department, set in the Corporate Finance Department.

The system of identification and risk assessment of the internal control over financial reporting, formally documented with this structure for the first time in the fiscal year 2011, has been updated in the year 2012, and is expected to update at least annually. The system is monitored, as mentioned above, by the Audit Committee and, ultimately, by the Board of Directors.

Control activities

The Group has documentation describing the flows of activities and process's controls identified as significant in each business unit and at corporate level. From this description identifies the key risks and associated controls. Documentation of control activities are performed on risk and control matrixes by each process. In these matrices the activities are classified by their nature as preventive or detective, and depending on the coverage of associated risk, as keys or standard.

In each significant Business Unit there is a documented process about the closing as well as specific processes concerning relevant judgments and estimates, according to the nature of the activities and risks associated with each Business Unit.

In relation to the review and approval process of financial reporting, a phased certification process is developed on the effectiveness of internal control model of financial reporting. At a first level, the CEOs and CFOs of the business units and companies that are considered significant, confirm in writing the effectiveness of defined controls for critical processes as well as the reliability of financial information. Following these confirmations, and based on the report on the testing of controls performed internally, the CEO and CFO issued the certification on the effectiveness of internal control model over the Group's financial information in accordance with section 404 of the Sarbanes-Oxley. Also, in relation to this process, as mentioned above, there are procedures for review and approval by the governing bodies of the financial information disclosed to the securities markets, including specific oversight by the Audit Committee of significant risks.

As for the controls on the processes of systems or applications that support critical processes of business, these are intended to maintain the integrity of systems and data and ensure its operation over time. The controls referred on information systems are essentially access control, segregation of duties, development or modification of computer applications and management controls over the outsourced activities. The Group annually reviews and evaluates controls and procedures associated with the major applications that support the critical business processes.

Information and communication

The Group had implemented control measures to ensure that the data backup of financial information is collected in a complete, accurate and timely basis. The organization has an accounting manual of the International Financial Reporting Standards applicable to the Group's businesses, defined by the Internal Audit Department, regularly updated and communicated to the different Business Units.

There is also a system of financial reporting with a single and homogeneous format, applicable to all Group units, which supports the financial statements and notes and disclosures included. In addition, the Group has control procedures to ensure that the information issued to the market includes enough disclosures to facilitate proper understanding and interpretation by users.

System's monitoring and operation

The Group has an internal audit unit, which supports the Group Audit Committee in monitoring internal control system over financial reporting.

The main objective of internal audit is to provide Group management and the Audit Committee of reasonable assurance that the environment and internal control systems operating within the Group companies have been properly designed and managed. For those purpose, internal audit has coordinated and supervised the design and scope of the Group's internal control system over financial reporting, and subsequently has carried out the evaluation of the design and operation of control activities defined in the model, in order to certify its effectiveness in accordance with the Sarbanes-Oxley Act. Accordingly, internal audit supervises the design and scope of the internal control model over financial reporting of the Group, and subsequently carries out the evaluation of the design and operation of control activities defined in the model, in order to certify its effectiveness in accordance with the Sarbanes-Oxley Act.

For each of the identified weaknesses is done an estimation of the economic impact and probability of expected occurrence, classifying it according to them. Also, for all the identified weaknesses is defined a plan of action to correct or mitigate the risk and a responsible for the management.

The significant deficiencies and material weaknesses that would have been revealed as a result of the internal audit's assessment of the of internal control system over financial reporting, are reported to both the Audit Committee and the external auditor.

Additionally, ultimately, the internal control system is reviewed by the Group's auditor, who reports to the Audit Committee and gives its opinion on the effectiveness of internal control over financial reporting contained in the Group's consolidated financial statements, in order to record the financial information filed with the Securities and Exchange Commission.

As part of the monitoring activities of the internal control system carried out by the Audit Committee, described in the Regulations of the Board of Directors posted on Group's the website, it is included the following in connection with the preparation and publication of the financial information:

i. Review compliance with legal requirements and the correct application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii. Know and monitor the effectiveness of the Company's internal control systems, and risk management systems and discuss with the auditors or audit firms significant weaknesses in internal control system identified in the audit's development.

iii. Monitor the process of preparation and presentation of regulated financial information.

iv. Review the issue and admission to trading of the securities of the Company prospectus and information on the financial statements quarterly and half to be supplied by the Council to markets and their supervisory bodies.

v. Review the prospectus for issue and admission to trading of the securities of the Company and information on the financial statements quarterly and half-year to be supplied by the Board of Directors to markets and their supervisory bodies.